2	Manulife Financial Corporation Second Quarter Report to Shareholders
For the quarter ended June 30, 2007

FINANCIAL HIGHLIGHTS

As at and for the three months ended June 30
(Canadian $ in millions unless otherwise stated and per share information, unaudited)

	2007	2006	% Change

Net income	$1,099	$948	16
Loss attributed to participating policyholders	(3)	(11)	-
Net income attributed to shareholders	$1,102	$959	15
Preferred share dividends	(7)	(8)	-
Net income available to common shareholders	$1,095	$951	15

Premiums and deposits:
Life and health insurance premiums	$3,694	$3,593	3
Annuity and pension premiums	1,138	1,078	6
Segregated funds deposits	8,545	7,997	7
Mutual fund deposits	2,305	2,409	(4)
ASO premium equivalents	584	570	2
Other fund deposits	172	230	(25)
Total premiums and deposits	$16,438	$15,877	4

Funds under management:
General fund	$163,532	$162,215	1
Segregated funds	176,648	146,200	21
Mutual funds	38,810	35,043	11
Other funds	31,240	26,186	19
Total funds under management	$410,230	$369,644	11

			% of Total	% of Total
Capitalization:			2007	2006
Long-term debt*	$2,923	$2,485	9	9
Liabilities for preferred shares and capital instruments	1,990	1,897	7	7
Non-controlling interest in subsidiaries	202	204	1	1
Equity
Participating policyholders' equity	153	140	-	1
Shareholders' equity
Preferred shares	638	638	2	2
Common shares	14,043	14,294	46	51
Contributed surplus	130	92	-	-
Retained earnings	13,632	12,363	45	44
Accumulated other comprehensive loss	(3,185)	(3,821)	(10)	(15)
Total capital	$30,526	$28,292	100	100
* Includes $545 operational leverage

Selected key performance measures:
Basic earnings per common share	$0.72	$0.61
Diluted earnings per common share	$0.71	$0.60
Return on common shareholders' equity (annualized)	17.2%	16.3%
Adjusted return on common shareholders' equity (annualized)	18.5%	16.3%
Book value per common share	$16.21	$14.74
Common shares outstanding (in millions)
End of period	1,519	1,556
Weighted average - basic	1,532	1,570
Weighted average - diluted	1,546	1,586

                      Manulife Financial Corporation – 2007 Q2 Report                                             1

MESSAGE TO SHAREHOLDERS

Manulife Financial Corporation reports second quarter earnings
Adjusted return on shareholders’ equity of 18.5 per cent, up 220 basis points1

Manulife Financial reported record second quarter 2007 shareholders’ net income of $1,102 million. Fully diluted earnings per share were $0.71, up 18 per cent from second quarter 2006.  As well, adjusted return on common shareholders’ equity1 was 18.5 per cent. This represents an increase of 220 basis points compared to the prior year.

Second quarter premiums and deposits rose to $16 billion, an increase of five per cent over last year when considered on a constant currency basis.  Growth was a result of continued strong sales and growth in recurring premiums and deposits.

The second quarter was a solid one for our Company. Our businesses continued to deliver strong earnings and sales growth and our return on equity hit a post-merger record.  The strengths of our diversified platform are again evident in these results.

Record sales levels compared to second quarter 2006 were achieved in a number of businesses this quarter, including:

•	John Hancock Variable Annuities sales of US$2.8 billion, up 14 per cent
•	John Hancock Long Term Care sales of US$58 million, up 61 per cent
•	Canadian Individual Life Insurance sales of $57 million, up 36 per cent
•	Other Asia Territories Individual Life sales of US$44 million, up 42 per cent

We continued to see strong in-force earnings growth across our key operating businesses. As well, the positive impact of equity markets and higher interest rates contributed favourably to this quarter’s record result.

Total funds under management increased by 11 per cent, or $41 billion, over the previous year to $410 billion as at June 30, 2007. Excluding scheduled maturities of John Hancock Fixed institutional products and the negative impact of currency movements, total funds under management grew by 16 per cent in comparison to the previous year.

OPERATING HIGHLIGHTS

Corporate
•	Manulife Financial repurchased 21.9 million shares in the second quarter of 2007, at a total cost of approximately $867 million.

•
The Company also announced that the Board of Directors approved a quarterly shareholders’ dividend of $0.22 per share on the common shares of the Company, payable on and after September 19, 2007 to shareholders of record at the close of business on August 20, 2007.

United States
•
Sales of John Hancock Variable Annuities rose to US$2.8 billion in the second quarter of 2007, an increase of 30 per cent above the prior quarter and 14 per cent above the previous record set in the second quarter of 2006.  A number of new initiatives contributed to the strong sales including the following key items:

-The May 2007 launch of ‘Income Plus For Life,’ a new optional living benefit product that provides for lifetime income beginning at age 59 ½ and additional rewards for clients who defer withdrawals and take income later.

[1]	Adjusted return on common shareholders’ equity excludes Accumulated Other Comprehensive Income on available-for-sale securities and cash flow hedges.

                      Manulife Financial Corporation – 2007 Q2 Report                                  2

-Enhancements to the business’ investment platform underlying the variable annuity products to include new asset allocation options from leading investment managers American Funds and Franklin Templeton.

•
In John Hancock Retirement Plan Services, funds under management exceeded the US$50 billion mark for the first time ever, increasing 32 per cent over the prior year to US$52 billion as at June 30, 2007.  New sales, recurring premiums and deposits and favourable equity markets contributed to the strong growth.

•
John Hancock Life experienced record sales in the month of June, the highest monthly sales outside of its peak year-end sales month of December, leading the business to record second quarter sales of US$201 million.  Sales success has been bolstered by a continued focus on product development and innovation, including the second quarter launch of two new products; Performance UL, a low-cost universal life product and Protection SUL-G, a fully guaranteed survivorship universal life product.

•
John Hancock Long Term Care reported record quarterly sales of US$58 million, up 61 per cent over 2006.  Significant success in the large case group market was a key contributor to sales growth.  The business also launched an enhanced version of its Corporate Solutions program through its retail distribution channels, designed to expand its presence into the small and mid-sized group market.

Canada

•
Individual Insurance reported record quarterly earnings and record Individual Life sales of $57 million.  Sales growth was driven by improvements in new business cycle time and product enhancements, particularly in universal life, introduced over the past several quarters.

•	Group Benefits launched its first Critical Illness product, designed to supplement coverage available to plan members through their employer’s group health, life and disability plans.

•
Manulife and Berkshire-TWC Financial Group Inc. (“Berkshire”) announced that Manulife will acquire Berkshire and its more than 700 advisors and 237 branches across Canada. When combined with our existing mutual fund dealer, Manulife Securities, the transaction will double the number of wealth management advisors across Canada and will triple assets under administration in that business to approximately $19 billion.

Asia and Japan
•
Manulife Japan launched an innovative new variable annuity product through Bank of Tokyo–Mitsubishi UFJ, Ltd.  The new product is designed to be consumer friendly and easily understood and enables customers to lock-in and ensure investment gains.  Sales of the product commenced on June 25, 2007.

•
In Singapore, Manulife launched the country’s first variable annuity product.  Manulife ‘Secure Retirement Plus’ offers a guaranteed withdrawal benefit that provides a regular stream of retirement income for at least 20 years or income for life from age 65.  The product is being sold through Citibank branches and through Manulife Financial Planners and Financial Advisor Firms.

•
In Thailand, Manulife established a new asset management company.  The new company offers Thai-registered, Thai-baht denominated domestic and foreign investment funds to institutional and retail investors.

•
Manulife Financial continued to expand its operations in China and in the second quarter received approval to open a sales office in Zhenjiang, Jiangsu Province.  As well, a new license received for the city of Nanchong, Sichuan province, early in the third quarter brings the total number of licensed cities up to 21, the most of any foreign joint venture operating in China.

                      Manulife Financial Corporation – 2007 Q2 Report                                       3

Awards
•	Manulife Financial received a number of awards in the quarter including the following:

-
The Manulife Funds’ Core Canadian Equity Fund placed first at the Lipper Fund Awards 2007 in the Canadian Equity (Pure) Fund category, in recognition of the fund’s consistently strong risk-adjusted performance relative to its peers.

-At the 2007 Insurance Marketing Communications Association showcase competition, John Hancock Annuities won “Best in Show” for its Variable Annuity sales kit, in the category of Producer/Agent Marketing Sales Promotion.

-At the American Business Awards 5th Annual Stevie Awards, John Hancock Funds was awarded “Best Creative Team” honors.

-John Hancock Retirement Plan Services rated as the best–in–class provider in more than 70 per cent of the categories in Chatham’s benchmark universe.

-In Hong Kong, Manulife won the Reader’s Digest Trusted Brands Gold Award, for the insurance company category, for the 4th consecutive year.

Dominic D’Alessandro
President and Chief Executive Officer

                      Manulife Financial Corporation – 2007 Q2 Report                                       4

KEY PERFORMANCE MEASURES

Shareholders’ Net Income (Canadian $ in millions, unaudited)	Diluted Earnings per Common Share (Canadian $, unaudited)

Return on Common Shareholders’ Equity (annualized %, unaudited)	Premiums and Deposits (Canadian $ in millions, unaudited)

  * excludes Accumulated Other Comprehensive Income related to available-for-sale securities and cash flow hedges.  For Q1 2007 excludes the impact of a one-time $69 million charge to reposition assets as part of the implementation of the Financial Instruments accounting standard, 3855.

Funds Under Management (Canadian $ in billions, unaudited)	Capital (Canadian $ in millions, unaudited)

                      Manulife Financial Corporation – 2007 Q2 Report                                    5

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Highlights
(unaudited)

	Quarterly Results
	2Q07	1Q07	2Q06
Shareholders’ Net Income (C$ millions)	1,102	986	959
Premiums & Deposits (C$ millions)	16,438	18,789	15,877
Funds under Management (C$ billions)	410.2	426.3	369.6
Capital (C$ billions)	30.5	32.4	28.3

Effective January 1, 2007, the Company adopted four new Canadian accounting standards for Financial Instruments - Recognition and Measurement, Hedges, Comprehensive Income and Accounting for Leveraged Leases.  These changes in accounting policies have not had a material impact on shareholders’ net income.

Net Income

The Company’s shareholders’ net income for the second quarter of 2007 was $1,102 million, up 15 per cent from $959 million reported a year earlier.  The increase in earnings was a result of strong in-force earnings; the positive impact of rising equity markets on owned equities, segregated fund guarantees, and fee income; and favourable investment returns including the impact of interest rate movements. The increases were partially offset by the non-recurrence of certain items recorded in 2006.  Year-to-date shareholders’ net income was $2,088 million compared to $1,911 million in 2006.

Diluted Earnings per Share and Adjusted Return on Common Shareholders’ Equity

Second quarter reported diluted earnings per common share of $0.71 grew by 18 per cent from $0.60 in 2006 and return on shareholders’ equity for the three months ended June 30, 2007 was 17.2 per cent.

Management measures return on common shareholders’ equity excluding the components of Accumulated Other Comprehensive Income on available-for-sale securities and cash flow hedges, as it is more comparable to prior periods and more appropriately reflects achieved returns.  Adjusted return on common shareholders’ equity was 18.5 per cent for the three months ended June 30, 2007, an increase of 220 basis points over 16.3 per cent for the three months ended June 30, 2006.

Premiums and Deposits

Premiums and deposits for the quarter were $16.4 billion, up four per cent from $15.9 billion reported a year earlier.  This increase reflects strong business growth and higher segregated funds deposits, partially offset by the $0.3 billion negative impact of the strengthened Canadian dollar.

Funds under Management

Funds under management grew by 11 per cent, or $40.6 billion, to $410.2 billion as at June 30, 2007.   The increase is primarily driven by strong net policyholder cash flows and favourable equity market performance over the past twelve months.  The recording of our securities at fair value in accordance with the new financial instruments accounting standards resulted in an increase of $4.4 billion at January 1, 2007.  Offsetting these increases were the $16.7 billion negative impact of a strengthened Canadian dollar and $2.9 billion of scheduled maturities of John Hancock Fixed institutional products.

Capital

Total capital was $30.5 billion as at June 30, 2007, up $2.2 billion from $28.3 billion as at June 30, 2006.  The increase of $1,565 million in shareholders’ equity was due to the change in accounting standards for financial instruments, net new debt capital issued of $611 million and net income in the past twelve months of $4,162 million were partially offset by shareholders’ dividends of $1,257 million, the repurchase of 44 million common shares for $1,712 million and charges of $1,105 million to Accumulated Other Comprehensive Income primarily due to the $1.1 billion negative impact of the strengthened Canadian dollar over the last twelve months.

                      Manulife Financial Corporation – 2007 Q2 Report                                     6

PERFORMANCE BY DIVISION

U.S. Insurance

	Quarterly Results
Canadian dollars	2Q07	1Q07	2Q06
Shareholders’ Net Income (millions)	179	142	127
Premiums & Deposits (millions)	1,585	1,652	1,579
Funds under Management (billions)	58.4	62.5	56.3

	Quarterly Results
U.S. dollars	2Q07	1Q07	2Q06
Shareholders’ Net Income (millions)	163	121	113
Premiums & Deposits (millions)	1,444	1,410	1,410
Funds under Management (billions)	54.9	54.2	50.5

U.S. Insurance shareholders’ net income for the second quarter of 2007 was $179 million, up $52 million from $127 million reported a year earlier. The increase in earnings was a result of higher investment related gains arising from strong equity markets, growth in private equity investments and the increase in interest rates, partially offset by less favourable claims experience. Year-to-date shareholders’ net income was $321 million compared to $285 million in 2006.

Premiums and deposits for the quarter of $1.6 billion were unchanged from the second quarter of 2006.  On a U.S. dollar basis, premiums and deposits have increased by two per cent due to higher sales and in-force business growth in John Hancock Long Term Care.

Funds under management grew by four percent, or $2.1 billion, to $58.4 billion as at June 30, 2007.  On a U.S. dollar basis, funds under management grew by nine per cent due to business growth and the impact of favourable equity market performance over the last twelve months.

U.S. Wealth Management

	Quarterly Results
Canadian dollars	2Q07	1Q07	2Q06
Shareholders’ Net Income (millions)	234	335	301
Premiums & Deposits (millions)	8,839	9,646	8,585
Funds under Management (billions)	190.5	197.9	173.1

	Quarterly Results
U.S. dollars	2Q07	1Q07	2Q06
Shareholders’ Net Income (millions)	213	285	268
Premiums & Deposits (millions)	8,054	8,232	7,654
Funds under Management (billions)	179.1	171.6	155.3

U.S. Wealth Management shareholders’ net income for the second quarter of 2007 was $234 million, down $67 million from $301 million reported a year earlier. Earnings increased as a result of growth in fee income in JH Variable Annuities (VA) and JH Retirement Plan Services (RPS) as well as the favourable impact of equity markets on segregated fund guarantee reserves and the updating of acquisition cost amortization schedules in VA. These increases in earnings were more than offset by a decline in JH Fixed earnings driven by the non-recurrence of the favourable investment results reported in 2006. Year-to-date shareholders’ net income was $569 million, compared to $556 million in 2006.

                      Manulife Financial Corporation – 2007 Q2 Report              7

Premiums and deposits for the quarter were $8.8 billion, up three per cent from $8.6 billion reported in the second quarter of 2006.  Premiums and deposits were up $0.5 billion due to higher new sales and recurring deposits from the growing block of in-force participants in RPS as well as an increase in VA premiums and deposits with the successful launch of the Income Plus For Life rider during the quarter.  These increases were partially offset by lower fixed deferred annuity sales.

Funds under management grew by 10 per cent, or $17.4 billion, to $190.5 billion as at June 30, 2007. Funds under management increased in the VA, RPS and JH Mutual Funds businesses as a result of strong net policyholder cash flows plus the cumulative effect of favourable equity market performance over the last twelve months. These increases were partially offset by scheduled maturities exceeding new sales over the last twelve months in the JH Fixed business.

Canadian Division

	Quarterly Results
Canadian dollars	2Q07	1Q07	2Q06
Shareholders’ Net Income (millions)	296	218	267
Premiums & Deposits (millions)	3,569	4,893	3,268
Funds under Management (billions)	82.6	81.4	71.4

Canadian Division’s shareholders’ net income for the second quarter of 2007 was $296 million, up $29 million from $267 million reported a year earlier.  The prior year’s earnings include a $42 million gain related to the reduction in federal tax rates.  Excluding this gain, earnings increased due to strong business growth, particularly in the wealth management businesses, the positive impact of rising equity markets on segregated fund guarantees and fee income, as well as favourable investment returns. Year-to-date shareholders’ net income was $514 million compared to $505 million in 2006.

Premiums and deposits for the quarter were $3.6 billion, up nine per cent from $3.3 billion reported in the second quarter of 2006 driven by the rise in segregated fund deposits.  This growth reflects the impact of the new IncomePlus guaranteed minimum withdrawal benefit product in Individual Wealth Management and new sales and recurring deposits from a growing block of in-force participants in Group Savings and Retirement Solutions.

Funds under management grew by 16 per cent, or $11.2 billion, to $82.6 billion as at June 30, 2007. The growth in funds under management was driven by net sales of segregated funds in our wealth management businesses and the favourable impact of strong equity market appreciation over the past twelve months.

Asia and Japan Division

	Quarterly Results
Canadian dollars	2Q07	1Q07	2Q06
Shareholders’ Net Income (millions)	242	214	199
Premiums & Deposits (millions)	2,182	2,291	2,211
Funds under Management (billions)	39.2	40.3	32.6

	Quarterly Results
U.S. dollars	2Q07	1Q07	2Q06
Shareholders’ Net Income (millions)	220	183	178
Premiums & Deposits (millions)	1,989	1,955	1,972
Funds under Management (billions)	36.9	34.9	29.2

                      Manulife Financial Corporation – 2007 Q2 Report                     8

Asia and Japan Division’s shareholders’ net income for the second quarter of 2007 was $242 million, up $43 million from $199 million reported a year earlier. The strong increase in earnings was driven by the positive impact of rising equity markets on fee income across the wealth management businesses and on investment income in Hong Kong and in the Other Asia Territories.  New product launches and the repricing of medical riders in Taiwan also contributed to the increase.  2006 included gains recognized on changes to Japan’s investment portfolio which did not recur in 2007.  Year-to-date shareholders’ net income was $456 million compared to $361 million in 2006.

Premiums and deposits for the quarter were $2.2 billion, consistent with the prior year. A continued recovery in mutual fund sales in Indonesia, sales of our investment linked products in Singapore, and growth in Hong Kong’s pension business were offset by lower variable annuity sales in Japan due to the voluntary discontinuance of a product in 2006.  Japan launched a new investment-type annuity insurance product in June 2007, complementing the new variable annuity product launched at the end of 2006.

Funds under management grew by 20 per cent, or $6.6 billion, to $39.2 billion as at June 30, 2007. Growth was fuelled by the positive impact of rising equity markets; variable annuity sales in Japan over the last twelve months; increased business volumes in pension and wealth management products in Hong Kong; and the continued recovery of the mutual fund market in Indonesia.

Reinsurance Division

	Quarterly Results
Canadian dollars	2Q07	1Q07	2Q06
Shareholders’ Net Income (millions)	70	69	48
Premiums (millions)	262	275	234

	Quarterly Results
U.S. dollars	2Q07	1Q07	2Q06
Shareholders’ Net Income (millions)	63	59	43
Premiums (millions)	238	235	208

Reinsurance Division’s shareholders’ net income for the second quarter of 2007 was $70 million, up $22 million from $48 million reported a year earlier.  The increase in earnings was due to improved Life Reinsurance and Property and Casualty claims experience and favourable investment results.  Year-to-date shareholders’ net income was $139 million compared to $140 million reported in 2006.

Premiums for the quarter were $262 million, up 12 per cent from $234 million reported in the second quarter of 2006.  Growth in Life Reinsurance and International Group Program premiums were partly offset by reduced levels of Property and Casualty business.

Corporate and Other

	Quarterly Results
Canadian dollars	2Q07	1Q07	2Q06
Shareholders’ Net Income (millions)	81	8	17
Funds under Management (billions)	36.9	41.4	33.5

                      Manulife Financial Corporation – 2007 Q2 Report                    9

Corporate and Other is comprised of the Investment Division’s external asset management business, earnings on excess capital, the transfer of credit risk from operating divisions, changes in actuarial methods and assumptions and other non-operating events.  Also included in Corporate and Other is the John Hancock Accident and Health operations, which consists primarily of contracts in dispute.  Funds under management include externally managed assets and assets backing the Company’s capital.

Corporate and Other shareholders’ net income for the second quarter of 2007 was $81 million, up $64 million from $17 million reported a year earlier.  The increase is due to improved credit experience, favourable tax benefits versus a charge last year, and gains realized on private equity holdings.  Partially offsetting these were changes in actuarial methods and assumptions which resulted in a larger decrease in earnings this quarter ($17 million) compared to a year ago ($12 million).  Year-to-date shareholders’ net income was $89 million compared to $64 million in 2006.

Funds under management grew by 10 per cent, or $3.4 billion, to $36.9 billion at June 30, 2007.  The increase was due to additional external assets managed and the impact of equity markets, partially offset by share buy backs and the negative impact of the strengthened Canadian dollar during the past twelve months.

Performance and Non-GAAP Measures

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses.  Non-GAAP measures include adjusted return on common shareholders’ equity, premiums and deposits and funds under management. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers.

Risk Management

Our risk management practices and key risk factors are outlined on pages 20 to 30 of our 2006 Annual Report. The risk factors affecting the Company remain substantially unchanged and our associated risk profile continues to be in compliance with the risk management policies approved by the Audit and Risk Management Committee of the Board of Directors.

Capital Management and Capital Adequacy

The Company’s capital management policy and related procedures are outlined on pages 31 and 32 of the 2006 Annual Report.

The Company monitors and manages its consolidated capital in compliance with the Office of the Superintendent of Financial Institutions (“OSFI”) Guideline A2 - Capital Regime for Regulated Insurance Holding Companies and Non-Operating Life Companies, issued July 5, 2005. Consolidated available capital is measured against the risk capital metric contained in the guideline and internally established risk capital metrics.  Regulatory capital adequacy is primarily managed at the insurance operating company level, rather than at the level of the ultimate holding company.

Our principal Canadian operating company, The Manufacturers Life Insurance Company (“MLI”), is regulated by OSFI and is subject to OSFI’s Minimum Continuing Capital and Surplus Requirements (“MCCSR”). MLI’s MCCSR ratio as at June 30, 2007 was 226 per cent, a decrease of 6 points from the 232 per cent as at March 31, 2007, still well in excess of OSFI’s target level of 150 per cent. The primary positive impact on the ratio, resulting from earnings in the quarter, was more than offset by the amounts upstreamed to MFC to fund shareholder dividends and share buybacks.

Transactions with Related Parties

In its capacities as an investor and as an investment manager, the Company has relationships with various types of entities, some of which are variable interest entities (“VIEs”).  Note 17 of the annual consolidated financial statements describes the entities with which the Company has significant relationships.  There were no significant changes to these relationships during the six months ended June 30, 2007.

                      Manulife Financial Corporation – 2007 Q2 Report                             10

Accounting Policies

Our significant accounting policies are described in note 1 of the audited consolidated financial statements on pages 54 to 57 of our 2006 Annual Report. Certain of these policies are recognized as critical as they require the Company to make estimates and assumptions about matters that are inherently uncertain and because actual results could differ from those estimates. Significant estimation processes relate to the provisioning for asset impairment, the determination of policy liabilities, assessment of variable interest entities, determination of pension and other post-employment obligations and expense, income taxes and impairment testing of goodwill and intangible assets as described in pages 33 to 38 of our 2006 Annual Report. In addition, in the determination of the fair values of financial instruments, if observable market data is not available, management applies judgment in the selection of valuation models.

Accounting Changes

There have not been any significant changes to our accounting policies in 2007, except as described below.

a)      Financial instruments

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook sections 3855 “Financial Instruments – Recognition and Measurement,” 3865 “Hedges,” 1530 “Comprehensive Income” and 3251 “Equity” in addition to reissued section 4211 “Life Insurance Enterprises – Specific Items”.  Section 4211 replaced section 4210.  As a result, all financial assets and liabilities, except for policy liabilities accounted for in accordance with section 4211, are accounted for under the new standards.  Prior to January 1, 2007, life insurance enterprises followed handbook section 4210 which contained financial instrument accounting policies, including equity impairments, specific to life insurance enterprises.   The changes in accounting policies were adopted prospectively.

In accordance with the new handbook sections, effective January 1, 2007 the Company has designated all financial assets as either fair value, available-for-sale (“AFS”) or loans and receivables.  Financial instruments designated as fair value, derivatives and AFS securities, except those that are not traded in an active market, are measured at fair value. Equities not traded in an active market are carried at cost.  The Company has chosen to designate bond and stock securities which support policy liabilities as fair value in order to reduce a recognition inconsistency that would otherwise arise.  Bond and stock securities which support surplus are, for the most part, designated AFS.  Private debt not traded in an active market is classified as loans and carried at amortized cost.

Changes in the fair value of securities designated as fair value are reported in earnings, while changes in the fair value of AFS securities are reported within other comprehensive income (“OCI”), until the financial asset is disposed of or becomes other than temporarily impaired, at which time it will be recognized in income.

With the introduction of the financial instrument standards, the life insurance standard section 4210 was also updated.  The revised standard, known as section 4211, removes the unique investment accounting for insurance enterprises, except for real estate.  Realized gains and losses on debt and equity investments are no longer deferred and amortized and therefore the balance of the deferred realized net gains at December 31, 2006, for other than real estate, was eliminated through opening retained earnings.  In addition, section 4211 removes the unique move-to-market accounting and impairment accounting for equities.  Under section 4210, equity impairments were not recognized unless the entire portfolio was impaired.  Under the new standards we recognize other than temporary impairments, on debt or equities classified as AFS, on an individual security basis.

All financial liabilities, other than actuarial liabilities, are measured at fair value when they are classified as held for trading, designated as fair value or are derivatives. Other financial liabilities are measured at amortized cost.  As the assets supporting consumer notes are managed along with assets supporting policy liabilities, we have designated consumer notes under the fair value option in order to reduce any recognition inconsistency.  The subordinated debt securities payable to MIC Financing Trust I, settled on February 1, 2007 were classified as trading.

                      Manulife Financial Corporation – 2007 Q2 Report                   11

The determination of actuarial liabilities under section 4211 is dependent upon the carrying value of assets required to support the liabilities.  Consequently, the carrying value of actuarial liabilities was updated to reflect the changes as a result of implementing the new investment accounting standards.

Derivatives are classified as fair value unless they are specifically designated within an effective hedging relationship. For fair value hedges, the effective portion of the change in the fair value of a derivative instrument as at January 1, 2007 is offset by the changes in fair value attributed to the risk being hedged in the underlying asset or liability. For cash flow hedges, the effective portion of the change in the fair value of the derivative instrument is offset in AOCI.

The changes in accounting policies resulted in a charge to opening retained earnings of $176 million, an increase in opening participating policyholders’ equity of $13 million and an increase in opening AOCI of $1,741 million.  Amounts previously reported as currency translation account have been reclassified to AOCI.

See note 2 to the unaudited interim summary consolidated financial statements for further details.

b)      Accounting for leveraged leases

Effective January 1, 2007 the Company adopted amended Emerging Issues Committee 46, “Accounting for Leveraged Leases”, which incorporates new U.S. Financial Accounting Standards Board Staff Position 13-2 guidance issued in July 2006.  This guidance requires that changes in the projected timing of cash flows relating to income taxes generated by a leveraged lease be considered triggers requiring recalculation of the rate of return and allocation of lease income from the inception of the lease, with gain or loss recognition of any resulting change.  Prior to this amendment, only changes to lease assumptions which affected the total amount of estimated net income were considered to be such triggers.  Transition to the new standard resulted in a charge to opening retained earnings at January 1, 2007 of $157 million.

Changes in Internal Control over Financial Reporting

During the six months ended June 30, 2007, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

                      Manulife Financial Corporation – 2007 Q2 Report                      12

Quarterly Financial Information (unaudited)

The following table provides summary information related to our eight most recently completed quarters:

As at and for the three months ended (Canadian $ in millions, except per share amounts)	June 30, 2007	Mar. 31, 2007	Dec. 31, 2006	Sept. 30, 2006	June 30, 2006	Mar. 31, 2006	Dec. 31, 2005	Sept. 30, 2005
Revenue
Premium income
Life and health insurance	3,694	3,678	3,996	3,629	3,593	3,552	3,748	3,803
Annuities and pensions	1,138	1,053	1,084	1,049	1,078	1,123	1,065	1,117
Total premium income	4,832	4,731	5,080	4,678	4,671	4,675	4,813	4,920
Investment income	1,100	2,549	2,863	2,593	2,368	2,609	2,512	2,536
Other revenue	1,356	1,340	1,247	1,140	1,150	1,120	1,070	1,029
Total revenue	7,288	8,620	9,190	8,411	8,189	8,404	8,395	8,485
Income before income taxes	1,440	1,342	1,440	1,330	1,271	1,295	1,202	941
Income taxes	(341)	(355)	(332)	(362)	(323)	(349)	(302)	(194)
Net income	1,099	987	1,108	968	948	946	900	747
Net income available to shareholders	1,102	986	1,100	974	959	952	908	746

Basic earnings per common share	$0.72	$0.63	$0.71	$0.62	$0.61	$0.60	$0.57	$0.47
Diluted earnings per common share	$0.71	$0.63	$0.70	$0.62	$0.60	$0.59	$0.56	$0.46
Segregated funds deposits	8,545	10,751	7,879	7,705	7,997	9,706	8,844	8,224
Total assets	179,937	191,293	186,160	177,818	177,011	182,932	182,651	180,017
Segregated funds net assets	177,509	179,441	172,937	154,606	146,904	151,858	140,361	132,124

Weighted average common shares(in millions)	1,532	1,546	1,545	1,551	1,570	1,584	1,584	1,593
Diluted weighted average common shares (in millions)	1,546	1,562	1,561	1,566	1,586	1,601	1,600	1,608

Quarterly Dividend

Our Board of Directors approved a quarterly shareholders’ dividend of $0.22 per share on the common shares of MFC, payable on and after September 19, 2007 to shareholders of record at the close of business on August 20, 2007.  A dividend of $0.25625 per share was also declared on the Non-cumulative Class A Shares Series 1 of MFC, payable on and after September 19, 2007 to shareholders of record at the close of business on August 20, 2007.  A dividend of $0.29063 per share was also declared on the Non-cumulative Class A Shares Series 2 of MFC, payable on and after September 19, 2007 to shareholders of record at the close of business on August 20, 2007.  A dividend of $0.28125 per share was also declared on the Non-cumulative Class A Shares Series 3 of MFC, payable on and after September 19, 2007 to shareholders of record at the close of business on August 20, 2007.  A dividend of $0.38125 per share was also declared on the Non-cumulative Class A Shares Series 6 of MLI, payable on and after September 30, 2007 to shareholders of record at the close of business on September 14, 2007.

                      Manulife Financial Corporation – 2007 Q2 Report                  13

Outstanding Shares

As at August 8, 2007, MFC had 1,514 million common shares outstanding and 14 million Class A Shares, Series 1.  On or after December 19, 2015, the Class A Shares, Series 1 will be convertible at the option of the holder into MFC common shares, the amount of which is determined by a prescribed formula, and is subject to the right of MFC prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares.

This Management’s Discussion and Analysis (“MD & A”) should be read in conjunction with the unaudited interim summary consolidated financial statements of the Company as at and for the three and six months ended June 30, 2007 and 2006 and the MD & A  and audited consolidated financial statements contained in Manulife’s 2006 Annual Report.  This MD & A is dated August 8, 2007.

Caution Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective” and “continue” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements.  Important factors that could cause actual results to differ materially from expectations include but are not limited to:  level of competition and consolidation, changes in laws and regulations, general business and economic conditions, currency rates and Company liquidity, accuracy of information received from counterparties and the ability of counterparties to meet their obligations, accuracy of accounting policies and actuarial methods used by the Company, ability to maintain the Company’s reputation, legal and regulatory proceedings, the disruption of or changes to key elements of the Company’s or to public infrastructure systems, the ability to attract and retain key executives, environmental concerns, the ability to complete acquisitions and execute strategic plans, and the ability to adapt products and services to the changing market.  Additional information about material factors that could cause actual result to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent Annual Report, and elsewhere in our filings with Canadian and U.S. securities regulators. We do not undertake to update any forward-looking statements.

                      Manulife Financial Corporation – 2007 Q2 Report                 14

Consolidated Balance Sheets

As at	June 30,	December 31,	June 30,
(Canadian $ in millions, unaudited)	2007	2006	2006
Assets
Invested assets
Cash and short-term securities	$10,368	$10,745	$7,715
Securities (note 3)
Bonds	74,453	78,085	77,331
Stocks	11,930	11,272	9,922
Loans
Mortgages	26,350	28,131	27,239
Private placements	22,937	25,074	23,253
Policy loans	6,052	6,413	6,015
Bank loans	2,106	2,009	1,983
Real estate	5,826	5,905	5,239
Other investments	3,510	3,530	3,518
Total invested assets	$163,532	$171,164	$162,215
Other assets
Accrued investment income	$1,488	$1,557	$1,554
Outstanding premiums	670	669	619
Goodwill	6,977	7,461	7,255
Intangible assets	1,561	1,708	1,651
Derivatives (note 4)	2,696	400	233
Miscellaneous	3,013	3,201	3,484
Total other assets	$16,405	$14,996	$14,796
Total assets	$179,937	$186,160	$177,011
Segregated funds net assets	$177,509	$172,937	$146,904

Liabilities and Equity
Policy liabilities (note 5)	$128,368	$130,819	$126,753
Deferred realized net gains	115	4,442	4,241
Bank deposits	8,107	7,845	6,886
Consumer notes (note 6)	2,382	2,860	2,772
Future income tax liability	2,611	2,258	1,922
Derivatives (note 4)	2,575	910	429
Other liabilities	5,253	5,543	5,716
	$149,411	$154,677	$148,719
Long-term debt (note 7)	2,923	3,058	2,485
Liabilities for preferred shares and capital instruments (note 8)	1,990	2,567	1,897
Non-controlling interest in subsidiaries	202	202	204
Equity
Participating policyholders' equity	153	142	140
Shareholders' equity
Preferred shares (note 9)	638	638	638
Common shares (note 9)	14,043	14,248	14,294
Contributed surplus	130	125	92
Retained earnings	13,632	13,512	12,363
Accumulated other comprehensive income (loss)
on available-for-sale securities and cash flow hedges (note 10)	1,713	-	-
on translation of net foreign operations (note 10)	(4,898)	(3,009)	(3,821)
Total equity	$25,411	$25,656	$23,706
Total liabilities and equity	$179,937	$186,160	$177,011
Segregated funds net liabilities	$177,509	$172,937	$146,904

The accompanying notes to these consolidated financial statements are an integral part of these statements.

Dominic D’Alessandro                                                                                        Arthur R. Sawchuk
President and Chief Executive Officer                                                                                Chairman of the Board of Directors

                      Manulife Financial Corporation – 2007 Q2 Report                    15

Consolidated Statements of Operations

	For the three months ended June 30,		For the six months ended June 30,
(Canadian $ in millions except per share amounts, unaudited)	2007	2006	2007	2006
Revenue
Premium income	$4,832	$4,671	$9,563	$9,346
Investment income (note 3)
Investment income	2,408	2,444	4,828	4,951
Realized and unrealized (losses) gains on assets
supporting policy liabilities and consumer notes	(1,308)	(76)	(1,179)	26
Other revenue	1,356	1,150	2,696	2,270
Total revenue	$7,288	$8,189	$15,908	$16,593

Policy benefits and expenses
To policyholders and beneficiaries
Death, disability and other claims	$1,569	$1,576	$3,220	$3,082
Maturity and surrender benefits	1,857	2,235	4,036	4,939
Annuity payments	727	810	1,569	1,638
Policyholder dividends and experience rating refunds	391	380	755	728
Net transfers to segregated funds	158	117	308	233
Change in actuarial liabilities	(1,154)	(398)	(1,425)	(1,013)
General expenses	833	813	1,670	1,633
Investment expenses (note 3)	257	206	498	404
Commissions	944	874	1,856	1,792
Interest expense (notes 6 and 7)	191	229	498	444
Premium taxes	66	70	125	135
Non-controlling interest in subsidiaries	9	6	16	12
Total policy benefits and expenses	$5,848	$6,918	$13,126	$14,027

Income before income taxes	$1,440	$1,271	$2,782	$2,566
Income taxes	(341)	(323)	(696)	(672)
Net income	$1,099	$948	$2,086	$1,894

Loss attributed to participating policyholders	$(3)	$(11)	$(2)	$(17)

Net income attributed to shareholders	$1,102	$959	$2,088	$1,911
Preferred share dividends	(7)	(8)	(15)	(15)
Net income available to common shareholders	$1,095	$951	$2,073	$1,896

Weighted average number of common shares
outstanding (in millions)	1,532	1,570	1,539	1,577
Weighted average number of diluted common shares
outstanding (in millions)	1,546	1,586	1,554	1,594

Basic earnings per common share	$0.72	$0.61	$1.35	$1.21

Diluted earnings per common share	$0.71	$0.60	$1.33	$1.19

The accompanying notes to these consolidated financial statements are an integral part of these statements.

                      Manulife Financial Corporation – 2007 Q2 Report                 16

Consolidated Statements of Equity

For the six months ended June 30,
(Canadian $ in millions, unaudited)	2007	2006
Participating policyholders' equity
Balance, January 1	$142	$157
Cumulative effect of adopting new accounting policy for
financial instruments, net of income taxes of $2	13	-
Loss for the period	(2)	(17)
Balance, June 30	$153	$140

Preferred shares
Balance, January 1	$638	$344
Preferred shares issued (note 9)	-	300
Issuance costs, net of tax	-	(6)
Balance, June 30	$638	$638

Common shares
Balance, January 1	$14,248	$14,490
Issued on exercise of stock options and deferred share units	91	104
Purchase and cancellation (note 9)	(296)	(300)
Balance, June 30	$14,043	$14,294

Contributed surplus
Balance, January 1	$125	$93
Cumulative effect of adopting new accounting policy for
stock-based awards	-	7
Exercise of stock options	(15)	(22)
Stock option expense	12	14
Tax benefit of stock options exercised	8	-
Balance, June 30	$130	$92

Retained earnings
Balance, January 1	$13,512	$11,918
Cumulative effect of adopting new accounting policies for:
Financial instruments, net of income taxes of $357	(176)	-
Leveraged leases, net of income taxes of $77	(157)	-
Stock-based awards, net of income taxes of $2	-	(10)
Net income attributed to shareholders	2,088	1,911
Preferred share dividends	(15)	(15)
Common share dividends	(647)	(553)
Purchase and cancellation of common shares (note 9)	(973)	(888)
Balance, June 30	$13,632	$12,363

Accumulated other comprehensive (loss) income
Balance, January 1	$(3,009)	$(3,215)
Cumulative effect of adopting new accounting policies, net
of income taxes of $526	1,741	-
Other comprehensive loss	(1,917)	(606)
Balance, June 30 (note 10)	$(3,185)	$(3,821)

Total equity	$25,411	$23,706

The accompanying notes to these consolidated financial statements are an integral part of these statements.

                      Manulife Financial Corporation – 2007 Q2 Report                 17

Consolidated Statement of Comprehensive Income

(Canadian $ in millions, unaudited)	For the three months ended June 30, 2007	For the six months ended June 30, 2007

Net income attributed to shareholders	$1,102	$2,088
Other comprehensive (loss) income
Change in unrealized (losses) gains on available-for-sale financial securities
Unrealized (losses) gains arising during the period, net of income taxes of ($4) and $40	$(90)	$49
Recognition of realized gains to net income, net of income taxes of $31 and $55	(84)	(136)

Changes in unrealized gains on derivative investments designated as cash flow hedges
Unrealized gains arising during the period, net of income taxes of $23 and $33	43	62
Recognition of realized gains to net income, net of income taxes of nil and $1	(2)	(3)

Change in unrealized currency translation (losses) gains of self-sustaining:
foreign operations
On translating financial statements, net of taxes of nil and nil	(1,701)	(2,026)
On hedges, net of income taxes of $67 and $73	124	137
Total other comprehensive loss	$(1,710)	$(1,917)
Total comprehensive (loss) income attributed to shareholders	$(608)	$171

The accompanying notes to these consolidated financial statements are an integral part of these statements.

                      Manulife Financial Corporation – 2007 Q2 Report                          18

Consolidated Statements of Cash Flows

		For the three months		For the six months
		ended June 30,		ended June 30,
(Canadian $ in millions, unaudited)	2007	2006	2007	2006
Operating activities
Net income	$1,099	$948	$2,086	$1,894
Adjustments for non-cash items in net income:
(Decrease) increase in actuarial liabilities, excluding
John Hancock Fixed institutional products	(907)	638	(517)	1,377
Amortization of net realized gains and move to market
adjustments in investments	(47)	(265)	(92)	(564)
Amortization of premium/discount	80	141	160	294
Other amortization	68	62	148	121
Net realized and unrealized losses (gains), including impairments	1,238	73	1,077	(54)
Change in fair value of consumer notes	(58)	-	(37)	-
Future income tax expense	176	266	430	500
Stock-based compensation expense	5	6	12	14
Non-controlling interest in subsidiaries	8	5	13	10
Net income adjusted for non-cash items	$1,662	$1,874	$3,280	$3,592
Changes in policy related and operating receivables and payables	55	51	(362)	(257)
Cash provided by operating activities	$1,717	$1,925	$2,918	$3,335
Investing activities
Purchases and mortgage advances	$(13,081)	$(17,669)	$(25,608)	$(36,140)
Disposals and repayments	13,205	17,144	25,751	34,507
Changes in investment broker net receivables and payables	54	(356)	131	272
Net cash increase (decrease) from sale of subsidiaries	-	26	-	(87)
Cash provided by (used in) investing activities	$178	$(855)	$274	$(1,448)
Financing activities
Increase (decrease) in securities sold but not yet purchased	20	$(80)	199	$(460)
Issue of long-term debt	-	2	-	353
Repayment of long-term debt	(1)	(10)	(2)	(262)
Repayment of subordinated debt securities	-	-	(570)	-
Net redemptions in John Hancock Fixed institutional products	(247)	(1,036)	(908)	(2,390)
Bank deposits, net	188	997	266	1,415
Capital from joint venture partner	-	-	-	7
Consumer notes matured, net	(61)	(10)	(112)	(2)
Preferred share dividends	(7)	(8)	(15)	(15)
Common share dividends	(337)	(276)	(647)	(553)
Funds repaid, net	(6)	(33)	(8)	(67)
Purchase and cancellation of common shares	(867)	(933)	(1,269)	(1,188)
Common shares issued on exercise of options	31	22	76	82
Tax benefit of stock options exercised	7	-	8	-
Preferred shares issued, net	-	-	-	294
Cash used in financing activities	$(1,280)	$(1,365)	$(2,982)	$(2,786)
Cash and short-term securities
Increase (decrease) during the period	$615	$(295)	$210	$(899)
Currency impact on cash and short-term securities	(535)	(208)	(600)	(189)
Balance, beginning of period	9,858	7,677	10,328	8,262
Balance, June 30	$9,938	$7,174	$9,938	$7,174

Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$10,381	$8,220	$10,745	$8,723
Fair value adjustment, January 1, 2007	-	-	(3)	-
Net payments in transit, included in other liabilities	(523)	(543)	(414)	(461)
Net cash and short-term securities, beginning of period	$9,858	$7,677	$10,328	$8,262
End of period
Gross cash and short-term securities	$10,368	$7,715	$10,368	$7,715
Net payments in transit, included in other liabilities	(430)	(541)	(430)	(541)
Net cash and short-term securities, June 30	$9,938	$7,174	$9,938	$7,174

The accompanying notes to consolidated financial statements are an integral part of these statements.

          Manulife Financial Corporation – 2007 Q2 Report         19

Segregated Funds
Consolidated Statements of Net Assets

As at	June 30,	December 31,	June 30,
(Canadian $ in millions, unaudited)	2007	2006	2006
Investments, at market values
Cash and short-term securities	$3,124	$3,410	$3,177
Bonds	11,069	11,524	10,937
Stocks and mutual funds	161,734	155,858	130,209
Other investments	3,995	4,078	3,507
Accrued investment income	68	86	71
Other liabilities, net	(2,481)	(2,019)	(997)
Total segregated funds net assets	$177,509	$172,937	$146,904

Composition of segregated funds net assets:
Held by policyholders	$176,648	$172,048	$146,200
Held by the Company	526	571	413
Held by other contract holders	335	318	291
Total segregated funds net assets	$177,509	$172,937	$146,904

Segregated Funds
Consolidated Statements of Changes in Net Assets

	For the three months		For the six months
	ended June 30,		ended June 30,
(Canadian $ in millions, unaudited)	2007	2006	2007	2006
Additions
Deposits from policyholders	$8,545	$7,997	$19,296	$17,703
Net realized and unrealized investment gains (losses)	6,055	(3,933)	8,430	1,752
Interest and dividends	1,335	862	2,328	1,687
Net transfers from general fund	158	117	308	233
Total additions	$16,093	$5,043	$30,362	$21,375

Deductions
Payments to policyholders	$5,058	$3,922	$10,595	$8,475
Management and administrative fees	662	577	1,316	1,128
Currency revaluation	12,305	5,498	13,879	5,229
Total deductions	$18,025	$9,997	$25,790	$14,832

Net (deductions) additions for the period	$(1,932)	$(4,954)	$4,572	$6,543
Segregated funds net assets, beginning of period	179,441	151,858	172,937	140,361
Segregated funds net assets, June 30	$177,509	$146,904	$177,509	$146,904

The accompanying notes to consolidated financial statements are an integral part of these statements.

          Manulife Financial Corporation – 2007 Q2 Report         20

Notes to the Summary Consolidated Financial Statements

(Canadian $ in millions unless otherwise stated, unaudited)

N O T E 1                                Basis of Presentation

These Summary Consolidated Financial Statements of Manulife Financial Corporation (“MFC”) and its subsidiaries (collectively, with MFC, the “Company”) have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and the accounting requirements of the Office of the Superintendent of Financial Institutions (Canada) (“OSFI”), and follow the same accounting policies and methods described in the Company’s audited Consolidated Financial Statements for the year ended December 31, 2006 except as described in note 2. None of the accounting requirements of OSFI is an exception to Canadian GAAP. Under Canadian GAAP, additional disclosures are required in annual financial statements and accordingly, these Summary Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2006 and the accompanying notes included on pages 54 to 101 of the Company’s 2006 Annual Report.

N O T E 2                                Changes in Accounting Policies

a)	Financial instruments

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook sections 3855 “Financial Instruments – Recognition and Measurement,” 3865 “Hedges,” 1530 “Comprehensive Income” and 3251 “Equity” in addition to reissued section 4211 “Life Insurance Enterprises – Specific Items”.  Section 4211 replaced section 4210.  As a result, all financial assets and liabilities, except for policy liabilities accounted for in accordance with section 4211, are accounted for under the new standards.  Prior to January 1, 2007, life insurance enterprises followed handbook section 4210 which contained financial instrument accounting policies, including equity impairments, specific to life insurance enterprises.   The changes in accounting policies were adopted prospectively.

In accordance with the new handbook sections, effective January 1, 2007 the Company designated all financial assets as either fair value, available-for-sale (“AFS”) or loans and receivables.  Financial instruments designated as fair value, derivatives and AFS securities, except those that are not traded in an active market, are measured at fair value.  Equities not traded in an active market are carried at cost.  The Company has chosen to designate bond and stock securities which support policy liabilities as fair value in order to reduce a recognition inconsistency that would otherwise arise.  Bond and stock securities which support surplus are, for the most part, designated AFS.  Private debt not traded in an active market is classified as loans and carried at amortized cost.

Changes in the fair value of securities designated as fair value are reported in earnings, while changes in the fair value of AFS securities are reported within other comprehensive income (“OCI”), until the financial asset is disposed of or becomes other than temporarily impaired, at which time it will be recognized in income.

With the introduction of the financial instrument standards, the life insurance standard section 4210 was also updated.  The revised standard, known as section 4211, removes the unique investment accounting for insurance enterprises, except for real estate.  Realized gains and losses on debt and equity investments are no longer deferred and amortized and therefore the balance of the deferred realized net gains at December 31, 2006, for other than real estate, was eliminated through opening retained earnings.  In addition, section 4211 removes the unique move-to-market accounting and impairment accounting for equities.  Under section 4210, equity impairments were not recognized unless the entire equity portfolio was impaired.  Under the new standards the Company recognizes other than temporary impairments, on debt or equities classified as AFS, on an individual security basis.

          Manulife Financial Corporation – 2007 Q2 Report         21

All financial liabilities, other than actuarial liabilities, are measured at fair value when they are classified as held for trading, designated as fair value or are derivatives. Other financial liabilities are measured at amortized cost.  As the assets supporting consumer notes are managed along with assets supporting policy liabilities, the Company has designated consumer notes under the fair value option in order to reduce any recognition inconsistency.  The subordinated debt securities payable to MIC Financing Trust I, settled on February 1, 2007, were classified as trading.

Section 3855 does not apply to insurance contracts issued to policyholders by insurance enterprises that are accounted for in accordance with section 4211 except for certain reinsurance contracts.  Reinsurance contracts principally involving the transfer of financial risks are accounted for under section 3855 and are measured at fair value.  The U.S. Wealth Management segment has reinsurance ceded contracts to manage its exposure to equity market segregated fund guarantees.  In addition, the Reinsurance Division has entered into similar contracts with other insurance companies.  The Company continues to report the carrying amount of these contracts as policy liabilities, consistent with other reinsurance contracts.  The change in fair value of these contracts is reported as change in actuarial liabilities.  The determination of actuarial liabilities on direct contracts takes into consideration associated reinsurance ceded contracts.

The determination of actuarial liabilities under section 4211 is dependent upon the carrying value of assets required to support the liabilities.  Consequently, the carrying value of actuarial liabilities was updated to reflect the changes as a result of implementing the new investment accounting standards.

Derivatives are classified as fair value unless they are specifically designated within an effective hedging relationship. For fair value hedges, the effective portion of the change in the fair value of a derivative instrument as at January 1, 2007 is offset by the changes in fair value attributed to the risk being hedged in the underlying asset or liability. For cash flow hedges, the effective portion of the change in the fair value of the derivative instrument is offset in accumulated OCI (“AOCI”). The new accounting policies for derivatives are outlined in note 5.

The changes in accounting policies resulted in a charge to opening retained earnings of $176, an increase in opening participating policyholders’ equity of $13 and an increase in opening AOCI of $1,741.  Amounts previously reported as currency translation account have been reclassified to AOCI.

          Manulife Financial Corporation – 2007 Q2 Report          22

The changes to the opening January 1, 2007 consolidated balance sheet were as follows:

	January 1,	Accounting	December 31,
	2007	Policy Changes	2006	reference
Assets
Invested assets
Cash and short-term securities	$10,742	$(3)	$10,745
Securities
Bonds	80,707	2,622	78,085	1
Stocks	13,232	1,960	11,272	2
Loans	61,515	(112)	61,627	3
Real estate	5,905	-	5,905
Other investments	3,464	(66)	3,530	4
Total invested assets	$175,565	$4,401	$171,164

Other assets	$14,596	$-	$14,596
Derivatives	2,007	1,607	400	5
Total other assets	$16,603	$1,607	$14,996
Total assets	$192,168	$6,008	$186,160

Liabilities and Equity
Policy liabilities	$138,568	$7,749	$130,819	6
Deferred realized net gains	127	(4,315)	4,442	7
Bank deposits	7,843	(2)	7,845
Consumer notes	2,770	(90)	2,860	8
Future income tax liability	2,429	171	2,258	9
Derivatives	1,850	940	910	10
Other liabilities	5,536	(7)	5,543	11
	$159,123	$4,446	$154,677
Long-term debt	3,033	(25)	3,058	12
Liabilities for preferred shares and capital instruments	2,576	9	2,567	13
Non-controlling interest in subsidiaries	202	-	202

Equity
Participating policyholders' equity	155	13	142	14
Shareholders' equity
Preferred shares	638	-	638
Common shares	14,248	-	14,248
Contributed surplus	125	-	125
Retained earnings	13,336	(176)	13,512	15
Accumulated other comprehensive income (loss)
on available-for-sale securities and cash flow hedges	1,741	1,741	-	16
on translation of net foreign operations	(3,009)	-	(3,009)
Total equity	$27,234	$1,578	$25,656
Total liabilities and equity	$192,168	$6,008	$186,160

1	Net unrealized gains of $1,155 on AFS and $1,467 on fair value
2	Net unrealized gains of $1,146 on AFS and $814 on fair value
3	Hedge accounting adjustments related to loans being designated in prior years as hedged items
4	Adoption of new impairment policy for equities
5	Fair value adjustment
6	Consequential impact of change in accounting policies
7	Elimination of category for other than real estate
8	Unrealized gain related to electing fair value
9	Tax effect of opening adjustments
10	Fair value adjustment
11	Changes to cash based stock compensation awards related to hedge accounting
12	Hedge accounting adjustments related to long-term debt that was in a fair value hedge in 2006
13	Subordinated debt payable to MIC Financing Trust I classified as trading
14	Portion of fair value adjustments related to par surplus
15	Result of above items
16	$2,298 related to AFS securities net of income taxes of $537, offset by $31 related to cash flow hedges, net of income taxes of $11

          Manulife Financial Corporation – 2007 Q2 Report         23

b)           Accounting for leveraged leases
Effective January 1, 2007 the Company adopted amended Emerging Issues Committee 46, “Accounting for Leveraged Leases”, which incorporates new U.S. Financial Accounting Standards Board Staff Position 13-2 guidance issued in July 2006.  This guidance requires that changes in the projected timing of cash flows relating to income taxes generated by a leveraged lease be considered triggers requiring recalculation of the rate of return and allocation of lease income from the inception of the lease, with gain or loss recognition of any resulting change.  Prior to this amendment, only changes to lease assumptions which affected the total amount of estimated net income were considered to be such triggers.  Transition to the new standard resulted in a charge to opening retained earnings at January 1, 2007 of $157, net of income taxes of $77.

N O T E 3                                Securities

Designation of securities

As at	June 30, 2007
Bonds - AFS	$ 9,399
Bonds – Fair value option	65,054
Total bonds	$ 74,453
Stocks - AFS	4,854
Stocks – Fair value option	7,076
Total stocks	$ 11,930

The fair values of securities are based on bid prices. When independent prices are not available, fair values are determined by using valuation techniques which refer to observable market data. Trade date accounting continues to be used for all securities.

          Manulife Financial Corporation – 2007 Q2 Report         24

Investment income

For the three months ended June 30	2007				2006
	Fair Value Option	Available For Sale	Other (2)	Total	Total

Cash and short-term securities	$9	$124	$-	$133	$85
Bonds
Interest income	869	131	-	1,000	1,000
Gains (losses) (1)	(1,549)	(1)	-	(1,550)	92
Stock securities
Dividend income	49	33	-	82	73
Gains (losses) (1)	394	116	-	510	49
Loans
Mortgages	-	-	444	444	428
Private placements	-	-	339	339	359
Policy loans	-	-	104	104	96
Bank loans	-	-	37	37	34
Real estate	-	-	146	146	140
Derivatives	-	-	(238)	(238)	(15)
Other investments	-	-	93	93	27
Total investment income (loss)	$(228)	$403	$925	$1,100	$2,368

Investment income	$927	$403	$1,078	$2,408	$2,444
Realized and unrealized (losses) gains on
assets supporting policy liabilities and
consumer notes	(1,155)	-	(153)	(1,308)	(76)
Total investment income (loss)	$(228)	$403	$925	$1,100	$2,368

(1)
Gains (losses) include both realized and unrealized gains (losses) for fair value option and realized gains (losses) for AFS.  Amounts in 2006 consist of amortization of deferred net realized gains and move to market adjustments for stock securities.

(2)	Other includes loans at amortized cost, real estate rental income and move to market adjustments, derivatives as outlined in note 4 and other investments at cost or equity pick up.

          Manulife Financial Corporation – 2007 Q2 Report         25

For the six months ended June 30	2007				2006
	Fair Value Option	Available For Sale	Other (2)	Total	Total

Cash and short-term securities	$20	$252	$-	$272	$172
Bonds
Interest income	1,768	260	-	2,028	2,011
Gains (losses) (1)	(1,504)	4	-	(1,500)	185
Stock securities
Dividend income	77	78	-	155	139
Gains (losses) (1)	539	187	-	726	292
Loans
Mortgages	-	-	862	862	840
Private placements	-	-	705	705	723
Policy loans	-	-	210	210	192
Bank loans	-	-	73	73	63
Real estate	-	-	300	300	255
Derivatives	-	-	(356)	(356)	(13)
Other investments	-	-	174	174	118
Total investment income	$900	$781	$1,968	$3,649	$4,977

Investment income	$1,865	$781	$2,182	$4,828	$4,951
Realized and unrealized (losses) gains on
assets supporting policy liabilities and
consumer notes	(965)	-	(214)	(1,179)	26
Total investment income	$900	$781	$1,968	$3,649	$4,977

(1)
Gains  (losses) include both realized and unrealized gains (losses) for fair value option and realized gains (losses) for AFS.  Amounts in 2006 consist of amortization of deferred net realized gains and move to market adjustments for stock securities.

(2)	Other includes loans at amortized cost, real estate rental income and move to market adjustments, derivatives as outlined in note 4 and other investments at cost or equity pick up.

Investment expenses

	For the three months ended June 30		For the six months ended June 30
	2007	2006	2007	2006
Related to invested assets	$90	$79	$186	$157
Related to segregated, mutual and other funds	167	127	312	247
Total	$257	$206	$498	$404

          Manulife Financial Corporation – 2007 Q2 Report         26

N O T E 4                                Derivatives and Hedging Instruments

Under the new CICA Handbook sections 3855 and 3865, all derivatives including those that are embedded in financial or non financial contracts that are not closely related to the host contracts are recorded at fair value.  The method of recognizing fair value gains and losses depends on whether the derivatives are designated as hedging instruments.  For derivatives that are not designated as hedging instruments, changes in fair values are recorded in investment income.

For derivatives designated as hedging instruments, changes in fair values are recognized according to the nature of the risks being hedged.   In a fair value hedging relationship, changes in the fair value of both the hedging instrument and the hedged item are recorded in investment income.   There is no impact on income to the extent that the hedging relationship is effective, whereas any ineffectiveness is recognized immediately in income.  In a cash flow hedging relationship, the effective portion of the changes in the fair value of the hedging instrument is recorded in OCI while the ineffective portion is recognized immediately in investment income.  Gains and losses accumulating in OCI are reclassified to net income in the same period as the hedged item affects net income.   These reclassifications are to investment income with the exception of total return swaps on stock-based compensation awards that will settle in cash which are reclassified to compensation expense.  Gains and losses on cash flow hedges are reclassified immediately to net income if and when a forecasted transaction is no longer expected to occur.

Fair value hedges

The Company uses interest rate swap agreements as part of its overall strategy of managing the duration of assets to specified targets.  By using interest rate swap agreements the Company can lengthen or shorten the duration of its portfolio by unlocking a price, a rate or an index.  In addition, the Company also manages the interest rate exposure of options embedded in certain non insurance liabilities by using cancelable interest rate swap option agreements or by using interest rate swap agreements to modify certain liabilities such as fixed rate debt.

For the three months and six months ended June 30, 2007, the Company recognized net losses of $10 and $15 respectively related to the ineffective portion of its fair value hedges. These amounts are recorded in investment income.

Cash flow hedges

The Company employs a variety of strategies to hedge the variability in prices or foreign exchange rates.  Forward starting interest rate swap agreements are used to hedge the variable cash flows associated with future claims on the Company’s long-term care products linked to the consumer price index.  Agreements related to the issuance or sale of future new business are designated as hedged items.  Total return swaps are used to hedge the variability in cash flows associated with stock-based compensation awards that will settle in cash.  Interest rate swap agreements are used to hedge the variability of cash flows on anticipated debt issuance. Interest rate swap agreements and currency swap agreements are used to hedge interest rate and currency exposure on assets and certain debt issued.

For the three months and six months ended June 30, 2007, the Company recognized $nil and $nil related to the ineffective portion of its cash flow hedges in investment income.  The Company anticipates that net gains of approximately $1 will be reclassified from AOCI to earnings within the next twelve months. The maximum time frame for which variable cash flows are hedged is 84 years.

          Manulife Financial Corporation – 2007 Q2 Report         27

Derivatives not designated as hedging instruments
Derivatives used in portfolios supporting policy liabilities are not designated as hedging instruments because the Company has designated the securities in these portfolios as fair value.  Accordingly, the changes in fair value of such derivatives and securities are recognized in investment income as they occur.  Interest rate swaps are used in the portfolios supporting policy liabilities to manage duration and currency risks.  In addition, the Company uses interest rate floor agreements to hedge the interest rate risk associated with minimum interest rate guarantees in certain of its life insurance and annuity businesses without designating the derivative as a hedging instrument.

In addition, as outlined in note 2, certain reinsurance contracts primarily related to equity market exposures are classified as financial instruments and are measured at fair value.   These include reinsurance ceded contracts of $343 and reinsurance assumed contracts of $57.  These contracts are classified on the balance sheet as policy liabilities.  Claims recovered under reinsurance ceded contracts offset the claim expense paid to the customer and claims paid on the reinsurance assumed contracts are reported as policy benefits.

As at June 30, 2007	Derivative Assets	Derivative Liabilities
Fair value hedges	$430	$441
Cash flow hedges	315	306
Derivatives not designated	1,951	1,828
Total	$2,696	$2,575

N O T E 5                                 Policy Liabilities

The Company examines the assumptions used in determining policy liabilities on an ongoing basis to ensure policy liabilities appropriately reflect emerging experience and changes in risk profile. Included in the changes in policy liabilities for the three months and six months ended June 30, 2007 are net increases in policy liabilities related to changes in methods and assumptions of $26 and $34 (2006 – increase of $18 and reduction of $31). These amounts were reported in the Corporate and Other segment.

The increase in policy liabilities of $26 in the second quarter of 2007 included refinements to asset models and interest rate scenarios in Japan and to liability cash flows in U.S. Fixed Annuities and Long Term Care. These were partially offset by reductions in liabilities due to refinements of liability cash flows in Canada Individual Insurance and minor changes to asset modeling affecting a number of asset segments.  The increase of $8 in the first quarter of 2007 was due to a refinement of asset cash flow modeling in the U.S. Wealth Management segment for certain fixed income assets,  partially offset by refinements to asset cash flow modeling in Canada and to liability cash flow models in the U.S. Insurance segment as well as in Canadian businesses.

The $18 increase in policy liabilities in the second quarter of 2006 related to the measurement of investment return risk in Japan. The decrease of $49 in the first quarter of 2006 related to asset cash flow projections in U.S. businesses and, to a smaller extent, in Canada. Partially offsetting this was an increase due to changes in liability cash flow projections for the Affinity Markets disability business in Canada.

          Manulife Financial Corporation – 2007 Q2 Report         28

N O T E 6                                Consumer Notes

SignatureNotes is an investment product issued by a subsidiary and sold through a broker-dealer network to retail customers in the form of publicly traded fixed and/or floating rate securities.  SignatureNotes have a variety of maturities, interest rates and call provisions and may be redeemed upon the death of the holder, subject to an overall program redemption limit of 1% of the aggregate securities outstanding or an individual redemption limit of U.S. $0.2 of aggregate principal.  As the assets supporting consumer notes are managed along with assets supporting policy liabilities, the Company has designated consumer notes under the fair value option in order to reduce any recognition inconsistency.  Fair values are determined by projecting cash flows and discounting at current rates.  The fair value of consumer notes decreased by $58 and $37, respectively, for the three and six months ended June 30, 2007.  The decrease in fair value is shown as a reduction in interest expense.

N O T E 7                                Long-term Debt

As at June 30,	2007	2006
Senior debt
5.625% Notes payable U.S. dollar	$540	$576
4.67% Medium term notes	349	348
Notes payable to Manulife Finance (Delaware) LLC (1)	545	-
Other notes payable	433	458
Subordinated notes
6.24% Canadian dollar	550	550
Surplus notes U.S. dollar	506	553
Total long-term debt	$2,923	$2,485

(1)	Issued on December 14, 2006. The notes mature on December 15, 2016 with interest payable semi-annually at the 90-day Bankers Acceptance rate plus 0.302%.

N O T E 8                                Liabilities for Preferred Shares and Capital Instruments

As at June 30,	2007	2006
Preferred shares - Class A Shares, Series 1	$344	$344
Senior debentures issued to Manulife Financial Capital Trust
6.7% debentures	940	940
7.0% debentures	60	60
Subordinated notes payable to Manulife Finance (Delaware) LLC (1)	646	-
Subordinated debt securities payable to MIC Financing Trust I (2)	-	553
Total	$1,990	$1,897

(1)	Issued on December 14, 2006. The notes bear interest payable semi-annually at the 90-day Bankers Acceptance rate plus 0.72% and are redeemable in whole or in part with regulatory approval.

(2)	All of the outstanding subordinated debt securities were redeemed at par plus accrued and unpaid interest to the date of redemption on February 1, 2007.

          Manulife Financial Corporation – 2007 Q2 Report         29

N O T E 9                                Share Capital

a)  Preferred shares

On January 3, 2006, MFC issued 12 million Class A Shares, Series 3 (“Series 3 Preferred Shares”) at a price of $25.00 per share, for an aggregate amount of $300.  The Series 3 Preferred Shares are non-voting and entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.50% per Series 3 Preferred Share.  With regulatory approval, the Series 3 Preferred Shares may be redeemed by MFC on or after March 19, 2011, in whole or in part, at declining premiums that range from $1.00 to nil per Series 3 Preferred Share, by payment of cash.

b)  Common shares

On November 7, 2006, the Toronto Stock Exchange (the “Exchange”) accepted MFC’s filing of notice of intention to make a normal course issuer bid during the 12-month period commencing November 9, 2006.  Under this bid, MFC may repurchase up to 75 million of its common shares, representing approximately 4.9% of common shares outstanding.  MFC is also limited to purchasing up to 2% of its outstanding common shares in any 30-day period under this bid. During the six months ended June 30, 2007, MFC purchased and subsequently cancelled 32 million of its common shares pursuant to this normal course issuer bid at a cost of $1,269. No common shares were purchased in 2006 pursuant to this bid.

All transactions under the normal course issuer bid were and will be executed on the Exchange at prevailing market prices (or, with the Exchange’s approval, off the Exchange) in amounts and at times determined by MFC, subject to compliance with applicable law and regulations. Any common shares purchased as part of the bid will be cancelled.

As at June 30, 2007, there were 32 million outstanding stock options and deferred share units (2006 – 37 million).

Number of Common Shares (in millions)	2007	2006
Balance, January 1	1,547	1,584
Issued on exercise of stock options and deferred share units	4	5
Normal course issuer bids - purchase for cancellation	(32)	(33)
Balance, June 30	1,519	1,556

N O T E 10                                Accumulated Other Comprehensive Income (Loss) (“AOCI”)

AOCI is a new component of shareholders’ equity resulting from the adoption of the new accounting standards for financial instruments (see note 2).  Amounts previously reported as currency translation account have been reclassified to AOCI.

Components of AOCI as at	June 30, 2007	January 1, 2007	December 31, 2006
AOCI on AFS securities	$1,674	$1,761	$-
AOCI on cash flow hedges	39	(20)	-
AOCI on translation of net foreign operations	(4,898)	(3,009)	(3,009)
Total	$(3,185)	$(1,268)	$(3,009)

          Manulife Financial Corporation – 2007 Q2 Report         30

N O T E 11                                Employee Future Benefits

The Company maintains a number of pension and benefit plans for its eligible employees and agents.  Information about the Company’s benefit plans, in aggregate, is as follows:

	Pension benefits		Other employee benefits
For the three months ended June 30,	2007	2006	2007	2006
Defined benefit plan expense	$5	$8	$7	$7
Defined contribution plan expense	15	14	-	-
Total	$20	$22	$7	$7

	Pension benefits		Other employee benefits
For the six months ended June 30,	2007	2006	2007	2006
Defined benefit plan expense	$10	$18	$14	$15
Defined contribution plan expense	30	28	-	-
Total	$40	$46	$14	$15

N O T E 12                                Contingencies

a)  Legal and regulatory proceedings

The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions naming the Company as a defendant ordinarily involve its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer and taxpayer.  In addition, government and regulatory bodies in Canada, the United States and Asia regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company's compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.  The Company does not believe that the conclusion of any of these legal or regulatory matters that are currently pending, either individually or in the aggregate, will have a material adverse effect on its consolidated financial position or results of operations.

b)  Accident reinsurance disputes

The Company entered into a number of reinsurance arrangements in respect of personal accident insurance and the occupational accident component of workers compensation insurance. Under these arrangements, the Company both assumed risks as a reinsurer, and also passed substantial portions of these risks on to other companies. The Company is engaged in disputes, including a number of legal proceedings, in respect of this business and believes it has provided adequately for the exposure.

c)  Guarantees

Guarantees regarding Manulife Finance (Delaware), L.P.

MFC has unconditionally and irrevocably guaranteed the payment of amounts on the $550 senior debentures due December 15, 2026 and $650 subordinated debentures due December 15, 2041 issued by Manulife Finance (Delaware), L.P., a wholly owned partnership. The Company does not own, and is not the primary beneficiary, of these debentures; therefore, the Company does not consolidate them. The senior debentures pay a fixed interest rate of 4.448% per annum, payable semi-annually, until December 15, 2016 and thereafter will pay a floating rate of interest equal to the 90-day Bankers Acceptance rate plus 1.5%, payable quarterly.  The subordinated debentures pay a fixed interest rate of 5.059% per annum, payable semi-annually, until December 15, 2036 and thereafter will pay a floating rate of interest equal to the 90-day Bankers Acceptance rate plus 1%, payable quarterly.  MFC’s guarantee of the senior debentures is a direct unsecured obligation of MFC and  ranks equally with all other unsecured

          Manulife Financial Corporation – 2007 Q2 Report         31

indebtedness of MFC which is not subordinated, and MFC’s guarantee of the subordinated debentures is a direct unsecured obligation of MFC and ranks equally with all other subordinated indebtedness of MFC except for other guarantees or obligations of MFC which by their terms are designated as ranking equally in right of payment with or subordinate to the subordinated indebtedness of MFC.

Guarantees regarding The Manufacturers Life Insurance Company

On January 29, 2007 MFC provided a full and unconditional guarantee of The Manufacturers Life Insurance Company (“MLI”) $550 subordinated debentures due February 16, 2016 and a subordinated guarantee of Class A and Class B preferred shares of MLI, including MLI’s outstanding Class A Shares Series 6.  MFC also provided a full and unconditional guarantee of MLI’s obligations under the annuities which provide the cash flows to service the $200 outstanding 4.551% annuity-backed notes due November 12, 2008 issued by Maritime Life Canadian Funding, a special purpose trust established under the laws of Ontario. The annuities are included in policyholder liabilities in the Consolidated Balance Sheets.

MFC’s guarantee of the subordinated debentures is a direct unsecured obligation of MFC and  ranks equally with all other unsecured subordinated indebtedness of MFC, except for other guarantees or obligations of MFC which by their terms are designated as ranking as equally in right of payment with or subordinate to the subordinated indebtedness of MFC.

The following tables set forth certain consolidating summary financial information for MFC, Manulife Finance (Delaware), L.P. and MLI consolidated:

As at and for the three months ended June 30, 2007	MFC (Guarantor)	Manulife Finance (Delaware), L.P.	MLI Consolidated	Other Subsidiaries of MFC on a Combined Basis	Consolidating Adjustments	Total Consolidated Amounts
Total revenue	$11	$23	$5,152	$2,171	$(69)	$7,288
Net income available to
shareholders	1,102	6	934	152	(1,092)	1,102
Invested assets	2	-	95,952	67,576	2	163,532
Total other assets	28,324	1,348	11,242	12,208	(36,717)	16,405
Policy liabilities	-	-	69,755	58,630	(17)	128,368
Total other liabilities	2,916	1,198	20,325	9,268	(7,549)	26,158

June 30, 2006	MFC (Guarantor)	Manulife Finance (Delaware), L.P.	MLI Consolidated	Other Subsidiaries of MFC on a Combined Basis	Consolidating Adjustments	Total Consolidated Amounts
Total revenue	$20	$-	$5,324	$2,879	$(34)	$8,189
Net income available to
shareholders	959	-	709	238	(947)	959
Invested assets	294	-	88,596	73,323	2	162,215
Total other assets	26,199	-	8,271	11,397	(31,071)	14,796
Policy liabilities	-	-	63,696	63,080	(23)	126,753
Total other liabilities	2,788	-	19,682	10,094	(6,012)	26,552

For the six months ended June 30, 2007	MFC (Guarantor)	Manulife Finance (Delaware), L.P.	MLI Consolidated	Other Subsidiaries of MFC on a Combined Basis	Consolidating Adjustments	Total Consolidated Amounts
Total revenue	$21	$40	$10,872	$5,100	$(125)	$15,908
Net income available to
shareholders	2,088	7	1,671	401	(2,079)	2,088

June 30, 2006
Total revenue	$29	$-	$10,709	$5,918	$(63)	$16,593
Net income available to
shareholders	1,911	-	1,427	479	(1,906)	1,911

          Manulife Financial Corporation – 2007 Q2 Report         32

Guarantees regarding the Fixed Investment Option of the Deferred Annuity Contracts issued by John Hancock Variable Life Insurance Company and the SignatureNotes Issued by John Hancock Life Insurance Company

Details of these guarantees are outlined in note 14(d).

N O T E 13                                Segmented Information

The Company provides a wide range of financial products and services, including individual life insurance, long-term care insurance, group life and health insurance, pension products, annuities and mutual funds. These services are provided to individual and group customers in the United States, Canada, Asia and Japan.  The Company also provides investment management services with respect to the general fund assets of the Company, segregated and mutual funds as well as to institutional customers. The Company also offers reinsurance services specializing in retrocession and offering products in life, property and casualty.

The Company’s reporting segments are U.S. Insurance and U.S. Wealth Management, which combine to form the U.S. Division, as well as the Canadian, Asia and Japan and Reinsurance Divisions and the Corporate and Other segment. Each division has profit and loss responsibility and develops products, services and distribution strategies based on the profile of its business and the needs of its market.

Certain allocation methodologies are employed in the preparation of segmented financial information.  Indirect expenses are allocated to business segments using allocation formulas applied on a consistent basis, while capital is apportioned to the Company's business segments on a risk-based methodology.  The income statement impact of changes in actuarial methods and assumptions (note 6) is reported in the Corporate and Other segment.

          Manulife Financial Corporation – 2007 Q2 Report         33

		U.S.		Asia
By segment	U.S.	Wealth	Canadian	and Japan	Reinsurance	Corporate
For the three months ended June 30, 2007	Insurance	Management	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$1,300	$-	$1,421	$711	$262	$-	$3,694
Annuities and pensions	-	987	135	16	-	-	1,138
Total premium income	$1,300	$987	$1,556	$727	$262	$-	$4,832
Investment income	109	415	105	277	22	172	1,100
Other revenue	156	699	236	187	6	72	1,356
Total revenue	$1,565	$2,101	$1,897	$1,191	$290	$244	$7,288

Interest expense	$8	$(21)	$90	$13	$1	$100	$191

Income before income taxes	$270	$322	$404	$282	$97	$65	$1,440
Income taxes	(91)	(88)	(111)	(40)	(27)	16	(341)
Net income	$179	$234	$293	$242	$70	$81	$1,099
Loss attributed to participating policyholders	-	-	(3)	-	-	-	(3)
Net income attributed to shareholders	$179	$234	$296	$242	$70	$81	$1,102

Segregated funds deposits	$285	$5,741	$1,299	$1,219	$-	$1	$8,545

Goodwill
Balance, beginning of period	$2,673	$2,030	$2,051	$499	$78	$78	$7,409
Change in foreign exchange rates	(207)	(157)	-	(54)	(7)	(7)	(432)
Balance, June 30, 2007	$2,466	$1,873	$2,051	$445	$71	$71	$6,977

As at June 30, 2007
Policy liabilities	$42,569	$34,420	$35,771	$13,812	$1,770	$26	$128,368
Total assets	$50,058	$42,389	$51,540	$17,339	$2,900	$15,711	$179,937
Segregated funds net assets held by
policyholders	$12,171	$113,526	$30,692	$17,894	$-	$2,365	$176,648

The results of the Company’s business segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company’s Reinsurance Division into the different geographic segments to which its businesses pertain.

By geographic location			Asia
For the three months ended June 30, 2007	United States	Canada	and Japan	Other	Total
Revenue
Premium income
Life and health insurance	$1,447	$1,431	$711	$105	$3,694
Annuities and pensions	987	135	16	-	1,138
Total premium income	$2,434	$1,566	$727	$105	$4,832
Investment income	584	226	280	10	1,100
Other revenue	920	242	190	4	1,356
Total revenue	$3,938	$2,034	$1,197	$119	$7,288

          Manulife Financial Corporation – 2007 Q2 Report         34

		U.S.		Asia
By segment	U.S.	Wealth	Canadian	and Japan	Reinsurance	Corporate
For the three months ended June 30, 2006	Insurance	Management	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$1,302	$-	$1,358	$699	$234	$-	$3,593
Annuities and pensions	-	933	129	16	-	-	1,078
Total premium income	$1,302	$933	$1,487	$715	$234	$-	$4,671
Investment income	739	682	638	212	52	45	2,368
Other revenue	150	583	195	135	3	84	1,150
Total revenue	$2,191	$2,198	$2,320	$1,062	$289	$129	$8,189

Interest expense	$11	$39	$72	$12	$-	$95	$229

Income before income taxes	$193	$425	$286	$265	$71	$31	$1,271
Income taxes	(66)	(124)	(34)	(62)	(23)	(14)	(323)
Net income	$127	$301	$252	$203	$48	$17	$948
Net (loss) income attributed to participating
policyholders	-	-	(15)	4	-	-	(11)
Net income attributable to shareholders	$127	$301	$267	$199	$48	$17	$959

Segregated funds deposits	$277	$5,383	$1,017	$1,320	$-	$-	$7,997

Goodwill
Balance, beginning of period	$2,706	$2,055	$2,051	$503	$78	$116	$7,509
Sale of subsidiary	-	-	-	-	-	(20)	(20)
Change in foreign exchange rates	(120)	(92)	-	(14)	(3)	(5)	(234)
Balance, June 30, 2006	$2,586	$1,963	$2,051	$489	$75	$91	$7,255

As at June 30, 2006
Policy liabilities	$41,238	$38,895	$31,679	$12,858	$1,922	$161	$126,753
Total assets	$49,046	$48,380	$46,843	$15,937	$3,223	$13,582	$177,011
Segregated funds net assets held by
policyholders	$11,129	$94,087	$24,256	$14,357	$-	$2,371	$146,200

By geographic location			Asia
For the three months ended June 30, 2006	United States	Canada	and Japan	Other	Total
Revenue
Premium income
Life and health insurance	$1,403	$1,369	$699	$122	$3,593
Annuities and pensions	933	129	16	-	1,078
Total premium income	$2,336	$1,498	$715	$122	$4,671
Investment income	1,415	727	212	14	2,368
Other revenue	764	246	138	2	1,150
Total revenue	$4,515	$2,471	$1,065	$138	$8,189

          Manulife Financial Corporation – 2007 Q2 Report         35

		U.S.		Asia
By segment	U.S.	Wealth	Canadian	and Japan	Reinsurance	Corporate
For the six months ended June 30, 2007	Insurance	Management	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$2,608	$-	$2,798	$1,429	$537	$-	$7,372
Annuities and pensions	-	1,880	264	47	-	-	2,191
Total premium income	$2,608	$1,880	$3,062	$1,476	$537	$-	$9,563
Investment income	855	1,139	755	539	72	289	3,649
Other revenue	324	1,395	474	340	11	152	2,696
Total revenue	$3,787	$4,414	$4,291	$2,355	$620	$441	$15,908

Interest expense	$17	$39	$181	$27	$1	$233	$498

Income before income taxes	$484	$794	$698	$563	$197	$46	$2,782
Income taxes	(163)	(225)	(190)	(103)	(58)	43	(696)
Net income	$321	$569	$508	$460	$139	$89	$2,086
Net (loss) income attributed to
participating policyholders	-	-	(6)	4	-	-	(2)
Net income attributed to shareholders	$321	$569	$514	$456	$139	$89	$2,088

Segregated funds deposits	$629	$12,214	$3,932	$2,488	$-	$33	$19,296

Goodwill
Balance, beginning of period	$2,702	$2,052	$2,051	$499	$78	$79	$7,461
Change in foreign exchange rates	(236)	(179)	-	(54)	(7)	(8)	(484)
Balance, June 30, 2007	$2,466	$1,873	$2,051	$445	$71	$71	$6,977

By geographic location			Asia
For the six months ended June 30, 2007	United States	Canada	and Japan	Other	Total
Revenue
Premium income
Life and health insurance	$2,901	$2,823	$1,429	$219	$7,372
Annuities and pensions	1,880	264	47	-	2,191
Total premium income	$4,781	$3,087	$1,476	$219	$9,563
Investment income	2,134	950	544	21	3,649
Other revenue	1,843	500	346	7	2,696
Total revenue	$8,758	$4,537	$2,366	$247	$15,908

          Manulife Financial Corporation – 2007 Q2 Report         36

		U.S.		Asia
By segment	U.S.	Wealth	Canadian	and Japan	Reinsurance	Corporate
For the six months ended June 30, 2006	Insurance	Management	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$2,643	$-	$2,672	$1,371	$459	$-	$7,145
Annuities and pensions	-	1,902	265	34	-	-	2,201
Total premium income	$2,643	$1,902	$2,937	$1,405	$459	$-	$9,346
Investment income	1,479	1,420	1,442	415	103	118	4,977
Other revenue	306	1,160	384	249	8	163	2,270
Total revenue	$4,428	$4,482	$4,763	$2,069	$570	$281	$16,593

Interest expense	$20	$79	$132	$24	$1	$188	$444

Income before income taxes	$429	$778	$601	$475	$195	$88	$2,566
Income taxes	(144)	(222)	(117)	(110)	(55)	(24)	(672)
Net income	$285	$556	$484	$365	$140	$64	$1,894
Net (loss) income attributed to
participating policyholders	-	-	(21)	4	-	-	(17)
Net income attributed to shareholders	$285	$556	$505	$361	$140	$64	$1,911

Segregated funds deposits	$625	$11,605	$2,444	$3,029	$-	$-	$17,703

Goodwill
Balance, beginning of period	$2,704	$2,053	$2,051	$499	$78	$116	$7,501
Sale of subsidiary	-	-	-	-	-	(20)	(20)
Change in foreign exchange rates	(118)	(90)	-	(10)	(3)	(5)	(226)
Balance, June 30, 2006	$2,586	$1,963	$2,051	$489	$75	$91	$7,255

By geographic location			Asia
For the six months ended June 30, 2006	United States	Canada	and Japan	Other	Total
Revenue
Premium income
Life and health insurance	$2,847	$2,694	$1,371	$233	$7,145
Annuities and pensions	1,902	265	34	-	2,201
Total premium income	$4,749	$2,959	$1,405	$233	$9,346
Investment income	2,911	1,621	415	30	4,977
Other revenue	1,556	454	254	6	2,270
Total revenue	$9,216	$5,034	$2,074	$269	$16,593

          Manulife Financial Corporation – 2007 Q2 Report         37

N O T E 14	Material Differences Between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements of the Company are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain material respects from U.S. GAAP. The material differences between U.S. and Canadian GAAP for a life insurance company relate to the treatment of invested assets, deferred acquisition costs and actuarial liabilities.  Generally, these differences will result in materially different earnings emergence patterns between statements of operations prepared in accordance with U.S. GAAP as compared to statements of operations prepared in accordance with Canadian GAAP.

a)	Condensed Consolidated Balance Sheets

As at	June 30, 2007		December 31, 2006		June 30, 2006
	U.S.	Canadian	U.S.	Canadian	U.S.	Canadian
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP
Assets
Cash and short-term securities	$10,406	$10,368	$10,798	$10,745	$7,750	$7,715
Securities
Bonds	100,979	74,453	109,460	78,085	103,489	77,331
Stocks	17,591	11,930	18,675	11,272	15,633	9,922
Loans
Mortgages	26,279	26,350	28,079	28,131	27,111	27,239
Private placements	-	22,937	-	25,074	-	23,253
Policy loans	6,052	6,052	6,413	6,413	6,015	6,015
Bank loans	2,106	2,106	2,009	2,009	1,983	1,983
Real estate	4,433	5,826	4,563	5,905	4,034	5,239
Other investments	3,734	3,510	3,661	3,530	3,497	3,518
Total invested assets	$171,580	$163,532	$183,658	$171,164	$169,512	$162,215
Other assets
Accrued investment income	$1,492	$1,488	$1,563	$1,557	$1,556	$1,554
Outstanding premiums	670	670	669	669	619	619
Deferred acquisition costs	12,176	-	12,054	-	10,887	-
Reinsurance deposits and amounts
recoverable	4,840	-	4,966	-	4,753	-
Goodwill	6,028	6,977	6,415	7,461	6,271	7,255
Intangible assets	1,561	1,561	1,708	1,708	1,651	1,651
Derivatives	1,901	2,696	1,193	400	981	233
Value of business acquired	3,753	-	4,101	-	4,117	-
Miscellaneous	3,848	3,013	4,226	3,201	4,047	3,484
Total other assets	$36,269	$16,405	$36,895	$14,996	$34,882	$14,796
	$207,849	$179,937	$220,553	$186,160	$204,394	$177,011
Segregated funds net assets (1)	166,952	-	162,536	-	137,807	-
Total assets	$374,801	$179,937	$383,089	$186,160	$342,201	$177,011
Segregated funds net assets (1)	$-	$177,509	$-	$172,937	$-	$146,904

(1)U.S. GAAP terminology is separate accounts.

          Manulife Financial Corporation – 2007 Q2 Report         38

a)	Condensed Consolidated Balance Sheets (continued)

As at	June 30, 2007		December 31, 2006		June 30, 2006
	U.S.	Canadian	U.S.	Canadian	U.S.	Canadian
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP
Liabilities and equity
Policy liabilities	$153,406	$128,368	$162,740	$130,819	$154,565	$126,753
Deferred realized net gains	-	115	-	4,442	-	4,241
Bank deposits	8,107	8,107	7,845	7,845	6,886	6,886
Consumer notes	2,501	2,382	2,860	2,860	2,772	2,772
Future income tax liability(2)	2,409	2,611	2,707	2,258	1,714	1,922
Derivatives	1,905	2,575	706	910	506	429
Other liabilities	7,375	5,253	8,105	5,543	7,641	5,716
	$175,703	$149,411	$184,963	$154,677	$174,084	$148,719
Long-term debt	2,900	2,923	3,040	3,058	2,465	2,485
Liabilities for preferred shares and
capital instruments	1,937	1,990	2,572	2,567	1,897	1,897
Non-controlling interest in subsidiaries	379	202	400	202	328	204
Segregated funds net liabilities (1)	166,952	-	162,536	-	137,807	-
Common shares, preferred shares,
retained earnings and contributed
surplus	28,827	28,596	29,172	28,665	28,425	27,527
Accumulated other comprehensive
income (loss)
on available-for-sale securities
and cash flow hedges	2,778	1,713	3,364	-	945	-
on translation of net foreign
operations	(4,675)	(4,898)	(2,958)	(3,009)	(3,750)	(3,821)
Total liabilities and equity	$374,801	$179,937	$383,089	$186,160	$342,201	$177,011
Segregated funds net liabilities (1)	$-	$177,509	$-	$172,937	$-	$146,904

(1)	U.S. GAAP terminology is separate accounts.
(2)     U.S. GAAP terminology is deferred income taxes.

          Manulife Financial Corporation – 2007 Q2 Report         39

b)	Condensed Consolidated Statements of Operations

For the six months ended June 30,		2007		2006
	U.S.	Canadian	U.S.	Canadian
	GAAP	GAAP	GAAP	GAAP
Revenue
Premium income	$6,318	$9,563	$6,061	$9,346
Net investment income (investment income)	5,462	3,649	4,528	4,977
Fee income and other revenue	3,454	2,696	2,961	2,270
Total revenue	$15,234	$15,908	$13,550	$16,593
Policy benefits and expenses
Policyholder benefits	$9,262	$8,463	$8,174	$9,607
Commissions, investment and general expenses	2,249	4,024	2,095	3,829
Amortization of deferred acquisition
costs and value of business acquired	863	-	690	-
Other	669	639	595	591
Total policy benefits and expenses	$13,043	$13,126	$11,554	$14,027
Income before income taxes and change
in accounting policy	$2,191	$2,782	$1,996	$2,566
Income taxes	(513)	(696)	(489)	(672)
Net income	$1,678	$2,086	$1,507	$1,894

Weighted average number of
common shares outstanding (in millions):
Basic	1,539	1,539	1,577	1,577
Diluted	1,554	1,554	1,594	1,594
Earnings per share:
Basic	$1.09	$1.35	$0.96	$1.21
Diluted	$1.08	$1.33	$0.95	$1.19

c)Reconciliation of Canadian GAAP to U.S. GAAP

As described in note 2, effective January 1, 2007 the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook sections 3855 “Financial Instruments – Recognition and Measurement,” 3865 “Hedges,” 1530 “Comprehensive Income” and 3251 “Equity” in addition to reissued section 4211 “Life Insurance Enterprises – Specific Items”.

Although these new standards substantially harmonize the Canadian GAAP and U.S. GAAP accounting standards for financial instruments, derivatives, and other comprehensive income, except for the availability of fair value option (“FVO”) for financial instruments under Canadian GAAP, the Company has designated securities and private placements differently for Canadian GAAP than U.S. GAAP.  This classification difference creates reconciling items in 2007 between Canadian GAAP and U.S. GAAP.  Under U.S. GAAP, bonds, stocks and private placements are classified as AFS.  For Canadian GAAP, because the determination of actuarial liabilities is dependent upon the carrying value of assets required to support liabilities, to eliminate recognition inconsistency, bond and stock securities that support policy liabilities have been designated as fair value.  In addition, private placements that are not traded in an active market qualify as loans for Canadian GAAP, but are securities for U.S. GAAP.

The change in Canadian GAAP standards also harmonized the accounting for other than temporary impairments, except that unrealized losses on AFS assets caused by interest rate movements on assets that the Company does not have the intent and ability to hold to recovery, are recognized as impairments to income for U.S. GAAP and not for Canadian GAAP.

          Manulife Financial Corporation – 2007 Q2 Report         40

In addition, the fair value option was elected for consumer notes for Canadian GAAP whereas under U.S. GAAP, consumer notes are carried at amortized cost.

Because the securities supporting policy liabilities are designated as fair value, there are cash flow hedges for U.S. GAAP that do not qualify for hedge accounting under Canadian GAAP.  Forward starting interest rate swap agreements used to offset the variable cash flows associated with future fixed income asset acquisitions are designated as cash flow hedging items for U.S. GAAP purposes, and as trading derivatives for Canadian GAAP.

Net income reconciliation

For the six months ended June 30,	2007	2006
Net income determined in accordance with Canadian GAAP	$2,086	$1,894
Net investment income
Bonds excluding other than temporary impairments (1)	1,687	(97)
Interest rate related other than temporary impairments	(503)	(33)
Stocks (2)	(69)	(56)
Cash flow hedges (3)	399	(17)
Real estate	(115)	(87)
Other	76	80
	1,475	(210)
Deferred acquisition costs, net of amortization	868	1,016
Value of business acquired amortization	(95)	(108)
Consumer notes fair value adjustment	(37)	-
Policy liabilities	(2,810)	(1,289)
Commissions, investment and general expenses	(2)	4
Future income taxes on above items	193	200
Net income determined in accordance with U.S. GAAP	$1,678	$1,507

(1)	Bonds classified in 2007 as AFS for U.S. GAAP and FVO for Canadian GAAP include realized gains on U.S. GAAP of $183 and unrealized and realized losses on Canadian GAAP of $1,504
(2)	Stocks classified in 2007 as AFS for U.S. GAAP and FVO for Canadian GAAP include realized gains on U.S. GAAP of $470 and unrealized and realized gains on Canadian GAAP of $539
(3)	Cash flow hedge accounting on forward start interest rate derivatives not elected for Canadian GAAP but elected for U.S. GAAP.

          Manulife Financial Corporation – 2007 Q2 Report         41

Other comprehensive income reconciliation

For the six months ended	June 30, 2007			June 30, 2006
	Canadian		U.S.	U.S.
	GAAP	Differences	GAAP	GAAP
Net income	$2,086	$(408)	$1,678	$1,507
Other comprehensive income (loss)
Changes in unrealized gains on available-for-sale
financial securities	(102)	(1,392)	(1,494)	(3,506)
Adjustments to net unrealized gains (losses)
Actuarial liabilities	-	625	625	848
Deferred acquisition costs	-	224	224	32
Deferred revenue	-	(26)	(26)	(32)
Value of business acquired	-	18	18	83
Changes in gains on derivative investments
designated as cash flow hedges	91	(373)	(282)	(473)
Additional pension obligation	-	49	49	3
Future income taxes on the above items	(17)	314	297	972
Changes in unrealized currency translation gains
(losses) of self -sustaining operations	(1,889)	175	(1,714)	(664)
Total other comprehensive income (loss)	$(1,917)	$(386)	$(2,303)	$(2,737)
Total comprehensive income (loss)	$169	$(794)	$(625)	$(1,230)

d)
Information Provided in Connection with the Fixed Investment Option of the Deferred Annuity Contracts Issued by John Hancock Variable Life Insurance Company and the Signature Notes Issued by John Hancock Life Insurance Company

The following condensed consolidating financial information, presented in accordance with U.S. GAAP, and the related disclosure have been included in these financial statements in compliance with Regulation S-X of the United States Securities and Exchange Commission (the “Commission”) and in accordance with Rule 12h-5 of the Commission.  MFC has guaranteed certain securities issued and to be issued by John Hancock Variable Life Insurance Company and John Hancock Life Insurance Company, and therefore these financial statements are incorporated by reference in the registration statements of MFC and the subsidiaries.

          Manulife Financial Corporation – 2007 Q2 Report         42

Condensed Consolidating Balance Sheets

As at June 30, 2007	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Assets
Invested assets	$4	$71	$56,936	$7,061	$107,603	$(95)	$171,580
Investments in unconsolidated
subsidiaries	29,257	11,833	3,523	151	2,090	(46,854)	-
Other assets	586	963	13,539	3,062	32,215	(14,096)	36,269
Separate account assets	-	-	11,925	8,687	146,340	-	166,952
Total assets	$29,847	$12,867	$85,923	$18,961	$288,248	$(61,045)	$374,801

Liabilities and equity
Policy liabilities	$-	$-	$54,936	$6,970	$95,474	$(3,974)	$153,406
Consumer notes	-	-	2,501	-	-	-	2,501
Other liabilities	2,223	45	4,880	963	19,094	(7,409)	19,796
Long-term debt	350	1,268	506	-	2,451	(1,675)	2,900
Liabilities for preferred shares
and capital instruments	344	-	-	-	1,593	-	1,937
Non-controlling interest in
subsidiaries	-	-	-	-	391	(12)	379
Separate account liabilities	-	-	11,925	8,687	146,340	-	166,952
Shareholders' equity	26,930	11,554	11,175	2,341	22,905	(47,975)	26,930
Total liabilities and
equity	$29,847	$12,867	$85,923	$18,961	$288,248	$(61,045)	$374,801

As at June 30, 2006	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Assets
Invested assets	$295	$130	$61,652	$6,876	$100,559	$-	$169,512
Investments in unconsolidated
subsidiaries	26,794	11,685	3,653	156	-	(42,288)	-
Other assets	1,319	483	13,419	3,250	27,856	(11,445)	34,882
Separate account assets	-	-	12,153	8,321	117,333	-	137,807
Total assets	$28,408	$12,298	$90,877	$18,603	$245,748	$(53,733)	$342,201

Liabilities and equity
Policy liabilities	$-	$-	$59,525	$6,923	$91,027	$(2,910)	$154,565
Consumer notes	-	-	2,772	-	-	-	2,772
Other liabilities	2,094	64	4,814	994	15,619	(6,838)	16,747
Long-term debt	350	1,288	533		2,074	(1,780)	2,465
Liabilities for preferred shares
and capital instruments	344	-	-	-	1,553	-	1,897
Non-controlling interest in
subsidiaries	-	-	-	-	344	(16)	328
Separate account liabilities	-	-	12,152	8,321	117,334	-	137,807
Shareholders' equity	25,620	10,946	11,081	2,365	17,797	(42,189)	25,620
Total liabilities and
equity	$28,408	$12,298	$90,877	$18,603	$245,748	$(53,733)	$342,201

          Manulife Financial Corporation – 2007 Q2 Report        43

Condensed Consolidating Statements of Operations

For the six months ended June 30, 2007	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Revenue
Premium income	$-	$-	$1,387	$44	$4,887	$-	$6,318
Net investment income	2	31	1,893	225	3,352	(41)	5,462
Fee income and other revenue	41	-	192	165	3,312	(256)	3,454
Total revenue	$43	$31	$3,472	$434	$11,551	$(297)	$15,234

Policy benefits and expenses
Policyholder benefits	$-	$-	$2,423	$189	$6,656	$(6)	$9,262
Commissions, investment and general expenses	17	33	317	26	2,091	(235)	2,249
Amortization of deferred acquisition
costs and value of business acquired	-	-	72	42	749	-	863
Other	15	31	180	14	485	(56)	669
Total policy benefits and expenses	$32	$64	$2,992	$271	$9,981	$(297)	$13,043

Income (loss) before income taxes	$11	$(33)	$480	$163	$1,570	$-	$2,191
Income tax (expense) recovery	(5)	16	(161)	(53)	(310)	-	(513)
Income (loss) after income taxes	$6	$(17)	$319	$110	$1,260	$-	$1,678
Equity in net income of unconsolidated
subsidiaries	1,672	488	157	5	-	(2,322)	-
Net income	$1,678	$471	$476	$115	$1,260	$(2,322)	$1,678

For the six months ended June 30, 2006	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Revenue
Premium income	$-	$-	$1,426	$49	$4,589	$(3)	$6,061
Net investment income	1	12	1,828	199	2,506	(18)	4,528
Fee income and other revenue	28	3	159	255	2,652	(136)	2,961
Total revenue	$29	$15	$3,413	$503	$9,747	$(157)	$13,550

Policy benefits and expenses
Policyholder benefits	$-	$-	$2,474	$267	$5,433	$-	$8,174
Commissions, investment and general expenses	12	16	193	89	1,920	(135)	2,095
Amortization of deferred acquisition
costs and value of business acquired	-	-	147	(5)	548	-	690
Other	11	27	173	18	399	(33)	595
Total policy benefits and expenses	$23	$43	$2,987	$369	$8,300	$(168)	$11,554

Income (loss) before income taxes	$6	$(28)	$426	$134	$1,447	$11	$1,996
Income tax (expense) recovery	(5)	14	(127)	(43)	(324)	(4)	(489)
Income (loss) after income taxes	$1	$(14)	$299	$91	$1,123	$7	$1,507
Equity in net income of unconsolidated
subsidiaries	1,506	375	111	5	-	(1,997)	-
Net income	$1,507	$361	$410	$96	$1,123	$(1,990)	$1,507

          Manulife Financial Corporation – 2007 Q2 Report         44

Condensed Consolidating Statements of Cash Flows

For the six months ended June 30, 2007	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Operating activities
Net income	$1,678	$471	$476	$115	$1,260	$(2,322)	$1,678
Adjustments for non-cash items in net income:
Equity in net income of unconsolidated
subsidiaries	(1,672)	(488)	(157)	(5)	-	2,322	-
Increase in actuarial liabilities
and policy related items	-	-	398	223	3,750	-	4,371
Net realized investment gains
and other investment items	-	-	(161)	(33)	(825)	2	(1,017)
Capitalized amounts net of amortization
of deferred acquisition costs and value
of business acquired	-	-	(31)	(11)	(732)	-	(774)
Amortization of premium/discount	-	-	155	15	(120)	-	50
Other amortization	-	(5)	31	5	146	-	177
Future income tax expense (recovery)	1	(16)	216	11	35	-	247
Stock-based compensation	-	-	1	-	11	-	12
Non-controlling interest in subsidiaries	-	-	-	-	7	4	11
Net income (loss) adjusted for non-cash items	$7	$(38)	$928	$320	$3,532	$6	$4,755
Change in other operating assets and
liabilities	71	9	(232)	54	(275)	(8)	(381)
Cash provided by
operating activities	$78	$(29)	$696	$374	$3,257	$(2)	$4,374

Investing activities
Purchase and mortgage advances	$-	$-	$(4,513)	$(536)	$(20,559)	$-	$(25,608)
Disposals and repayments	-	-	7,412	568	17,771	-	25,751
Changes in investment broker net
receivables and payables	-	-	104	3	24	-	131
Cash provided by (used in)
investing activities	$-	$-	$3,003	$35	$(2,764)	$-	$274

          Manulife Financial Corporation – 2007 Q2 Report         45

Condensed Consolidating Statements of Cash Flows (continued)

For the six months ended June 30, 2007	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation
Financing activities
Increase in securities sold but not yet
purchased	$-	$-	$-	$-	$199	$-	$199
Issue of long-term debt	-	(13)	(556)	-	567	-	(2)
Repayment of subordinated debt securities	-	-	-	-	(570)	-	(570)
Redemptions in John Hancock
Fixed institutional products	-	-	(1,592)	(31)	(759)	-	(2,382)
Bank deposits, net	-	-	-	-	266	-	266
Consumer notes redeemed, net	-	-	(112)	-	-	-	(112)
Preferred share dividends	(15)	-	-	-	(2)	2	(15)
Common share dividends	(647)	-	-	-	-	-	(647)
Notes payable to subsidiary	2,077	-	-	-	-	(2,077)	-
Notes receivable from subsidiary	(314)	-	-	-	-	314	-
Notes payable to parent	-	-	-	-	314	(314)	-
Notes receivable from parent	-	-	-	-	(2,077)	2,077	-
Notes payable to affiliate	15	-	(9)	-	48	(54)	-
Notes receivable from affiliate	-	-	-	-	(54)	54	-
Funds repaid, net	-	-	-	-	(8)	-	(8)
Purchase and cancellation of common shares	(1,269)	-	-	-	-	-	(1,269)
Tax benefit of stock options exercised	-	-	8	-	-	-	8
Common shares issued on exercise of options	76	-	-	-	-	-	76
Cash (used in) provided by
financing activities	$(77)	$(13)	$(2,261)	$(31)	$(2,076)	$2	$(4,456)
Cash and short-term securities
Increase (decrease) during the period	$1	$(42)	$1,438	$378	$(1,583)	$-	$192
Currency impact on cash and short-term
securities	-	(9)	(46)	(15)	(530)	-	(600)
Balance, January 1	2	121	651	217	9,393	-	10,384
Balance, June 30	$3	$70	$2,043	$580	$7,280	$-	$9,976

Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$2	$121	$651	$217	$9,807	$-	$10,798
Net payments in transit, included in
other liabilities	-	-	-	-	(414)	-	(414)
Net cash and short-term securities,
January 1	$2	$121	$651	$217	$9,393	$-	$10,384

End of period
Gross cash and short-term securities	$3	$70	$2,043	$580	$7,710	$-	$10,406
Net payments in transit, included in
other liabilities	-	-	-	-	(430)	-	(430)
Net cash and short-term securities,
June 30	$3	$70	$2,043	$580	$7,280	$-	$9,976

          Manulife Financial Corporation – 2007 Q2 Report         46

Condensed Consolidating Statements of Cash Flows

For the six months ended June 30, 2006	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Operating activities
Net income	$1,507	$361	$410	$96	$1,123	$(1,990)	$1,507
Adjustments for non-cash items in net income:
Equity in net income of unconsolidated
subsidiaries	(1,506)	(375)	(111)	(5)	-	1,997	-
Increase in actuarial liabilities
and policy related items	-	-	614	56	1,558	-	2,228
Net realized investment gains
and other investment items	-	-	(32)	(14)	(209)	-	(255)
Capitalized amounts net of amortization
of deferred acquisition costs and value
of business acquired	-	-	(3)	(107)	(798)	-	(908)
Amortization of premium/discount	-	-	257	21	4	-	282
Other amortization	-	(5)	23	4	128	-	150
Future income tax expense (recovery)		(14)	137	41	148	3	315
Stock-based compensation	-	-	1	-	13	-	14
Non-controlling interest in subsidiaries	-	-	-	-	14	-	14
Net income (loss) adjusted for non-cash items	$1	$(33)	$1,296	$92	$1,981	$10	$3,347
Change in other operating assets and
liabilities	99	(152)	(393)	68	121	(10)	(267)
Cash provided by
operating activities	$100	$(185)	$903	$160	$2,102	$-	$3,080

Investing activities
Purchase and mortgage advances	$-	$-	$(7,255)	$(1,234)	$(27,651)	$-	$(36,140)
Disposals and repayments	-	-	8,310	826	25,371	-	34,507
Changes in investment broker net
receivables and payables	-	-	(123)	14	381	-	272
Subscription of preferred shares issued							-
by a subsidiary	(25)	-	-	-	-	25	-
Cash reduction on sale of business,							-
net of cash received	-	-	-	-	(87)	-	(87)
Dividends from unconsolidated subsidiary	3	178	-	-	-	(181)	-
Cash (used in) provided by
investing activities	$(22)	$178	$932	$(394)	$(1,986)	$(156)	$(1,448)

          Manulife Financial Corporation – 2007 Q2 Report         47

Condensed Consolidating Statements of Cash Flows (continued)

For the six months ended June 30, 2006	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation
Financing activities
Decrease in securities sold but not yet
purchased	$-	$-	$-	$-	$(460)	$-	$(460)
Issue of long-term debt	350	-	-	-	3	-	353
Dividends paid to parent	-	-	(178)	-	-	178	-
Repayment of long-term debt	-	-	-	-	(262)	-	(262)
Redemptions in John Hancock Fixed
institutional products	-	-	(2,333)	185	3	-	(2,145)
Bank deposits, net	-	-	-	-	1,338	77	1,415
Consumer notes issued, net	-	-	(2)	-	-	-	(2)
Preferred share dividends	(15)	-	-	-	(3)	3	(15)
Common share dividends	(553)	-	-	-	-	-	(553)
Notes payable to subsidiary	2,201	-	-	-	-	(2,201)	-
Notes receivable from subsidiary	(966)	-	-	-	-	966	-
Notes payable to parent	-	-	-	-	966	(966)	-
Notes receivable from parent	-	-	-	-	(2,201)	2,201	-
Capital from joint venture partner	-	-	-	-	7	-	7
Notes receivable from affiliate	-	-	-	-	(2)	2	-
Notes payable to affiliate	-	-	-	-	2	(2)	-
Funds repaid, net	-	-	-	-	(67)	-	(67)
Purchase and cancellation of common shares	(1,188)	-	-	-	-	-	(1,188)
Preferred shares issued by a subsidiary	-	-	-	-	25	(25)	-
Common shares issued on exercise of options	82	-	-	-	-	-	82
Preferred shares issued, net	294	-	-	-	-	-	294
Cash provided by (used in)
financing activities	$205	$-	$(2,513)	$185	$(651)	$233	$(2,541)
Cash and short-term securities
Increase (decrease) during the period	$283	$(7)	$(678)	$(49)	$(535)	$77	$(909)
Currency impact on cash and short-term
securities	-	(5)	(22)	(3)	(159)	-	(189)
Balance, January 1	12	142	1,745	226	6,259	(77)	8,307
Balance, June 30	$295	$130	$1,045	$174	$5,565	$-	$7,209
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$12	$142	$1,745	$226	$6,720	$(77)	$8,768
Net payments in transit, included in
other liabilities	-	-	-	-	(461)	-	(461)
Net cash and short-term securities,
January 1	$12	$142	$1,745	$226	$6,259	$(77)	$8,307
End of period
Gross cash and short-term securities	$295	$130	$1,045	$174	$6,106	$-	$7,750
Net payments in transit, included in
other liabilities	-	-	-	-	(541)	-	(541)
Net cash and short-term securities,
June 30	$295	$130	$1,045	$174	$5,565	$-	$7,209

e)	U.S. GAAP Accounting Policy Changes

Accounting for leveraged leases

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Staff Position 13-2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction.”  (See note 2b for details.)

          Manulife Financial Corporation – 2007 Q2 Report         48

Accounting for uncertainty in income taxes

Effective January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”).  This guidance prescribes the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.  There was no material adjustment required to the reserves for uncertain income tax positions as a result of adopting FIN 48.

Deferred acquisition costs

In September 2005, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 05-1, “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts” (“SOP 05-1”). This guidance changes accounting for deferred acquisition costs of internal replacements of insurance and investment contracts. An internal replacement that is determined to result in a replacement contract that is substantially changed from the replaced contract should be accounted for as an extinguishment of the replaced contract. Unamortized deferred acquisition costs, unearned revenue liabilities, and deferred sales inducement assets from extinguished contracts should no longer be deferred and should be charged to expense.   This guidance is effective for the Company’s fiscal year beginning January 1, 2007, on a prospective basis.  Upon adoption of SOP 05-1, the Company reduced its deferred acquisition costs by $36 with offsetting adjustment of the opening balance of retained earnings.

Accounting for certain hybrid financial instruments

Effective January 1, 2007, the Company adopted FASB Statement of Financial Accounting Standards No. 155, “Accounting for Certain Hybrid Financial Instruments” (“SFAS 155”). SFAS 155 is effective for all instruments acquired, issued or subject to a re-measurement event occurring on or after January 1, 2007.  This guidance amends SFAS 133 on derivatives and hedging and SFAS 140 on transfers and servicing of financial assets and extinguishments of liabilities, and resolves issues on the application of SFAS 133 to beneficial interests in securitized financial assets.  SFAS 155 removes the requirement to bifurcate certain financial instruments by providing a fair value measurement option for certain hybrid financial instruments containing embedded derivatives.  Use of this fair value option requires changes in fair value of the financial instrument be recorded in income.  Adoption of this standard did not impact the consolidated financial statements of the Company.

f)      Future U.S. GAAP Accounting Policy Changes

Framework on fair value measurement

On September 15, 2006, FASB issued Statement No. 157, Fair Value Measurements (FAS 157), which establishes a framework for measuring fair value in U.S. GAAP and is applicable to other accounting pronouncements where fair value is considered to be relevant measurement attribute.  The Company is currently evaluating the impact that adopting FAS 157 will have on its consolidated financial statements.

Fair value option for financial assets and liabilities

In February 2007, the FASB issued Statement of Financial Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159’s objective is to enable companies to mitigate that earnings volatility which is caused by measuring related assets and liabilities differently, without having to apply complex hedge accounting provisions. SFAS 159 provides the option to use fair value accounting for most financial assets and financial liabilities, with changes in fair value reported in earnings.  Selection of the fair value option is irrevocable, and can be applied on a partial basis, i.e. to some but not all similar financial assets or liabilities.  SFAS 159 will be effective for the Company beginning January 1, 2008, and will then be prospectively applicable.  The Company is currently evaluating the impact SFAS 159 will have on its consolidated financial statements.

          Manulife Financial Corporation – 2007 Q2 Report         49

Investment Company Accounting
In June 2007, the AICPA issued SOP 07-1 – “Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies“, (“SOP 07-1”).  Effective January 1, 2008, SOP 07-1 revises the definition of an investment company, providing qualifying and disqualifying investment company characteristics.  The Company anticipates discontinuing the use of investment company accounting for certain of its investments, and is currently evaluating the impact that adopting SOP 07-1 will have on its consolidated financial statements.

N O T E 15                                Comparatives

Certain comparative amounts have been reclassified to conform with the current period’s presentation.

          Manulife Financial Corporation – 2007 Q2 Report         50

STATISTICAL SUMMARY

(Canadian $ in millions unless otherwise stated and per share information, unaudited)

	2007		2006
	Q2	Q1	Q4	Q3	Q2
Net income	$1,099	$987	$1,108	$968	$948
Less: net income (loss) attributed to participating policyholders	(3)	1	8	(6)	(11)
Net income attributed to shareholders	$1,102	$986	$1,100	$974	$959
Preferred share dividends	(7)	(8)	(8)	(7)	(8)
Net income available to common shareholders	$1,095	$978	$1,092	$967	$951

Premiums and deposits:
Life and health insurance premiums	$3,694	$3,678	$3,996	$3,629	$3,593
Annuity and pension premiums	1,138	1,053	1,084	1,049	1,078
Segregated fund deposits	8,545	10,751	7,879	7,705	7,997
Mutual fund deposits	2,305	2,468	2,063	2,177	2,409
ASO premium equivalents	584	577	547	533	570
Other fund deposits	172	262	250	208	230
Total premiums and deposits	$16,438	$18,789	$15,819	$15,301	$15,877

Funds under management:
General fund	$163,532	$174,035	$171,164	$163,183	$162,215
Segregated funds	176,648	178,583	172,048	153,863	146,200
Mutual funds	38,810	40,383	40,601	36,994	35,043
Other funds	31,240	33,321	30,204	26,830	26,186
Total funds under management	$410,230	$426,322	$414,017	$380,870	$369,644

Capitalization:
Long-term debt*	$2,923	$3,016	$3,058	$2,470	$2,485
Liabilities for preferred shares and capital instruments	1,990	1,990	2,567	1,886	1,897
Non-controlling interest in subsidiaries	202	207	202	207	204
Equity
Participating policyholders' equity	153	156	142	134	140
Shareholders' equity
Preferred shares	638	638	638	638	638
Common shares	14,043	14,207	14,248	14,211	14,294
Contributed surplus	130	125	125	95	92
Retained earnings	13,632	13,539	13,512	12,770	12,363
Accumulated other comprehensive loss	(3,185)	(1,475)	(3,009)	(3,872)	(3,821)
Total capital	$30,526	$32,403	$31,483	$28,539	$28,292
* Includes $545 operational leverage

Selected key performance measures:
Basic earnings per common share	$0.72	$0.63	$0.71	$0.62	$0.61
Diluted earnings per common share	$0.71	$0.63	$0.70	$0.62	$0.60
Return on common shareholders' equity (annualized)	17.2%	15.0%	18.0%	16.6%	16.3%
Adjusted return on common shareholders' equity (annualized)	18.5%	16.1%	18.0%	16.6%	16.3%
Book value per common share	$16.21	$17.15	$16.08	$15.01	$14.74
Market value to book value ratio	2.46	2.31	2.45	2.40	2.40
Market capitalization ($ billions)	60.5	61.1	60.9	55.7	55.0
Common shares outstanding (in millions)
End of period	1,519	1,539	1,547	1,546	1,556
Weighted average - basic	1,532	1,546	1,545	1,551	1,570
Weighted average - diluted	1,546	1,562	1,561	1,566	1,586

Manulife Financial Corporation – 2007 Q2 Report 51

SHAREHOLDER INFORMATION

Manulife Financial Corporation

Corporate Headquarters
200 Bloor Street East
Toronto, ON Canada M4W 1E5
Tel:  (416) 926 - 3000
Web site: www.manulife.com

Investor Relations
Institutional investors, brokers, security analysts and other investors requiring financial information may contact our Investor Relations Department or access our website at www.manulife.com
Tel:  1-800-795-9767
Fax: (416) 926-3503
e-mail:  investor_relations@manulife.com

Shareholder Services
For information or assistance regarding your shareholdings, including changes of address, changes in registration, direct deposit dividends (Canada, United States and Hong Kong), lost certificates, to eliminate duplicate mailings of shareholder material or to receive shareholder material electronically, please contact our Transfer Agents.

Transfer Agent and Register

Contact our Transfer Agent for information regarding your shareholdings, including changes of address, changes in registration, direct deposit of dividends  (Canada, United States and Hong Kong), lost certificates, to eliminate duplicate mailings of shareholder material or to receive shareholder material electronically.

Transfer Agent in Canada
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, ON Canada M5C 2W9
Local: 416-643-6268
Toll Free: 1-800-783-9495
Fax:    1-877-713-9291
e-mail:  inquiries@cibcmellon.com

CIBC Mellon offices are also available in Montreal, Halifax, Vancouver and Calgary.

Transfer Agent in the United States
Mellon Investor Services
P.O. Box 3420
South Hackensack, NJ 07606-3420 U.S.A.
Tel:  1-800-249-7702
e-mail : shrrelations@mellon.com

Transfer Agent in Hong Kong
Computershare Hong Kong
Investor Services Limited
46th Floor, Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong
Tel:  852-2862–8628

Transfer Agent in the Philippines
The Hong Kong and Shanghai Banking
Corporation Limited
Stock Transfer Department
30/F Discovery Suites
25 ADB Avenue
Ortigas Center, Pasig City
Philippines
Tel:  (632) 683-2685

Auditors

Ernst & Young LLP
Chartered Accountants
Toronto, Canada
www.manulife.com

The following Manulife Financial documents are available online at www.manulife.com

·	Annual Report and Proxy Circular

·	Notice of Annual Meeting

·	Shareholders Reports

·	Public Accountability Statement

·	Corporate Governance material

          Manulife Financial Corporation – 2007 Q2 Report         52

Ratings

Financial strength is a key factor in generating new business, maintaining and expanding distribution relations and providing a base for expansion, acquisitions and growth.  As at June 30, 2007, Manulife Financial had total capital of Cdn $30.5 billion, including Cdn $24.6 billion of common shareholders’ equity. Manufacturers Life’s financial strength and claims paying ratings are among the strongest in the insurance industry.

A.M. Best	A++	(1st of 15 categories)
Dominion Bond Rating Service	IC-1	(1st of 5 categories)
FitchRatings	AA+	(2nd of 9 categories)
Moody’s	Aa2	(2nd of 9 categories)
Standard & Poor’s	AAA	(1st of 8 categories)

Common Stock Trading Data

The following values are the high, low and close prices plus the average daily trading volume for Manulife Financial Corporation’s common stock on the Toronto Stock Exchange, the New York Stock Exchange, The Stock Exchange of Hong Kong and the Philippine Stock Exchange for the second quarter. The common stock symbol is MFC on all exchanges except Hong Kong where it is 0945.

As at June 30, 2007, there were 1,519 million common shares outstanding.

April 1 – June 30, 2007	Toronto	New York	Hong Kong	Philippines
	Canadian $	United States $	Hong Kong $	Philippine Pesos
High	$ 41.10	$ 37.79	$ 295	P 1710
Low	$ 38.08	$ 34.37	$ 269	P 1620
Close	$ 39.84	$ 37.32	$ 289	P 1685
Average Daily Volume (000)	2,651	569	62	1

          Manulife Financial Corporation – 2007 Q2 Report         53

Consent to receive documents electronically

Electronic documents available from Manulife Financial

Manulife Financial is pleased to offer Electronic Documents. Access the information when you want, no more waiting for the mail.

The Manulife Financial documents available electronically are:
•	Annual Report and Proxy Circular
•	Notice of Annual Meeting
•	Shareholder Reports
•	Public Accountability Statement
•	Corporate Governance material

These documents will be available to you on our Web site at www.manulife.com at the same time as they are mailed to other shareholders. Documents relating to the annual meeting, including annual reports will be available on the Web site at least until the next version is available.

We will notify you when documents will be available on the Web site and confirm the instructions for accessing the documents at the same time. In the event that the documents are not available on our Web site, paper copies will be mailed to you.

Computer Requirements: To view, download or save the documents, you will need a personal computer with a minimum of 486/33 processor (or Macintosh LCIII) with at least 16 MB of RAM, Windows 3.1, access to an Internet Services Provider with Netscape Navigator 3.0 (or higher) or Microsoft Internet Explorer 3.0 (or higher) and an Acrobat Reader 3.0 (or higher) to read the material. A link will be provided to allow downloading of Acrobat Reader if you do not already have it installed.

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Please note: We will contact you by phone only if there is a problem with your email address.
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Please Print:

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          Manulife Financial Corporation – 2007 Q2 Report         54